Filed Pursuant to Rule 424(b)(3) and Rule 424(c)
Registration No. 333-150326

August 9, 2010

PROSPECTUS SUPPLEMENT NO. 28

14,000,000 SHARES OF COMMON STOCK

ANTIGENICS INC.

This prospectus supplement amends the prospectus dated March 16, 2009 (as supplemented on April 15, 2009, April 17, 2009, April 22, 2009, April 27, 2009, May 4, 2009, May 11, 2009, May 27, 2009, June 4, 2009, June 8, 2009, June 9, 2009, June 11, 2009, June 15, 2009, July 7, 2009, July 15, 2009, August 3, 2009, August 5, 2009, September 11, 2009, September 18, 2009, November 12, 2009, January 5, 2010, March 1, 2010, March 25, 2010, April 26, 2010, May 11, 2010, May 18, 2010, and July 23, 2010) to allow certain stockholders or their pledgees, donees, transferees, or other successors in interest (the “Selling Stockholders”), to sell, from time to time, up to 7,000,000 shares of our common stock, which they have acquired in a private placement in the United States, and up to 7,000,000 shares of our common stock issuable upon the exercise of warrants which are held by the Selling Stockholders named in the prospectus.

We would not receive any proceeds from any such sale of these shares. To the extent any of the warrants are exercised for cash, if at all, we will receive the exercise price for those warrants.

This prospectus supplement is being filed to include the information set forth in the Quarterly Report on Form 10-Q filed on August 6, 2010, which is set forth below. This prospectus supplement should be read in conjunction with the prospectus dated March 16, 2009, Prospectus Supplement No. 1 dated April 15, 2009, Prospectus Supplement No. 2 dated April 17, 2009, Prospectus Supplement No. 3 dated April 22, 2009, Prospectus Supplement No. 4 dated April 27, 2009, Prospectus Supplement No. 5 dated May 4, 2009, Prospectus Supplement No. 6 dated May 11, 2009, Prospectus Supplement No. 7 dated May 27, 2009, Prospectus Supplement No. 8 dated June 4, 2009, Prospectus Supplement No. 9 dated June 8, 2009, Prospectus Supplement No. 10 dated June 9, 2009, Prospectus Supplement No. 11 dated June 11, 2009, Prospectus Supplement No. 12 dated June 15, 2009, Prospectus Supplement No. 13 dated July 7, 2009, Prospectus Supplement No. 14 dated July 15, 2009, Prospectus Supplement No. 15 dated August 3, 2009, Prospectus Supplement No. 16 dated August 5, 2009, Prospectus Supplement No. 17 dated September 11, 2009, Prospectus Supplement No. 18 dated September 18, 2009, Prospectus Supplement No. 19 dated November 12, 2009, Prospectus Supplement No, 20 dated January 5, 2010, Prospectus Supplement No. 21 dated March 1, 2010, Prospectus Supplement No. 23 dated March 25, 2010, Prospectus Supplement No. 24 dated April 26, 2010, Prospectus Supplement No. 25 dated May 11, 2010, Prospectus Supplement No. 26 dated May 18, 2010, and Prospectus Supplement No. 27 dated July 23, 2010 which are to be delivered with this prospectus supplement.

Our common stock is quoted on The NASDAQ Capital Market (“NASDAQ”) under the ticker symbol “AGEN.” On August 6, 2010, the last reported closing price per share of our common stock was $0.82 per share.

Investing in our securities involves a high degree of risk. Before investing in any of our securities, you should read the discussion of material risks in investing in our common stock. See “Risk Factors” on page 1 of the prospectus.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

THE DATE OF THIS PROSPECTUS SUPPLEMENT NO. 28 IS AUGUST 9, 2010

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 10-Q

☒	QUARTERLY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the Quarterly Period Ended June 30, 2010

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from             to

Commission File Number: 000-29089

Antigenics Inc.

(Exact name of registrant as specified in its charter)

Delaware	06-1562417
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

3 Forbes Road, Lexington, MA 02421

(Address of principal executive offices, including zip code)

(781) 674-4400

(Registrant’s telephone number, including area code)

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.    Yes  ☑    No  ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).    Yes  ☐    No  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer,” and “smaller reporting company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☑

Non-accelerated filer	☐ (Do not check if a smaller reporting company)	Smaller reporting company	☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).    Yes  ☐    No  ☑

Number of shares outstanding of the registrant’s Common Stock as of August 3, 2010: 98,800,544 shares.

Antigenics Inc.

Quarterly Period Ended June 30, 2010

PART I — FINANCIAL INFORMATION

Item 1.	Financial Statements

ANTIGENICS INC. AND SUBSIDIARIES

CONDENSED CONSOLIDATED BALANCE SHEETS

(Unaudited)

	June 30, 2010	December 31, 2009
ASSETS
Cash and cash equivalents	$18,746,057	$20,066,817
Short-term investments	9,995,892	9,998,294
Accounts receivable	17,500	—
Inventories	90,831	324,035
Prepaid expenses	860,314	751,960
Other current assets	587,364	391,723

Total current assets	30,297,958	31,532,829
Plant and equipment, net of accumulated amortization and depreciation of $29,510,118 and $28,612,631 at June 30, 2010 and December 31, 2009, respectively	7,517,769	8,891,124
Goodwill	2,572,203	2,572,203
Core and developed technology, net of accumulated amortization of $5,941,675 and $9,753,106 at June 30, 2010 and December 31, 2009, respectively	258,325	1,319,523
Debt issuance costs, net	204,058	293,575
Other long-term assets	1,255,990	1,264,833

Total assets	$42,106,303	$45,874,087

LIABILITIES AND STOCKHOLDERS’ DEFICIT
Current portion, long-term debt	$146,061	$146,061
Current portion, deferred revenue	1,447,698	1,501,902
Accounts payable	335,320	895,338
Accrued liabilities	2,399,678	2,597,056
Other current liabilities	517,964	214,591

Total current liabilities	4,846,721	5,354,948
Convertible senior notes	49,193,038	49,494,119
Deferred revenue	2,725,042	2,976,538
Derivative liability (Note G)	3,176,836	2,665,156
Other long-term liabilities	1,907,869	2,358,293
Commitments and contingencies (Note E)
Stockholders’ deficit:
Preferred stock, par value $0.01 per share; 25,000,000 shares authorized:
Series A convertible preferred stock; 31,620 shares designated, issued, and outstanding at June 30, 2010 and December 31, 2009; liquidation value of $31,817,625 at June 30, 2010	316	316
Series B2 convertible preferred stock; 3,105 shares designated, issued, and outstanding at June 30, 2010 and December 31, 2009	31	31
Common stock, par value $0.01 per share; 250,000,000 shares authorized; 98,953,425 and 90,015,425 shares issued at June 30, 2010 and December 31, 2009, respectively	989,534	900,154
Additional paid-in capital	555,886,628	544,961,442
Treasury stock, at cost; 260,944 shares of common stock at June 30, 2010 and December 31, 2009	(324,792)	(324,792)
Accumulated deficit	(576,294,920)	(562,512,118)

Total stockholders’ deficit	(19,743,203)	(16,974,967)

Total liabilities and stockholders’ deficit	$42,106,303	$45,874,087

See accompanying notes to unaudited condensed consolidated financial statements.

ANTIGENICS INC. AND SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(Unaudited)

	Quarter Ended June 30,		Six Months Ended June 30,
	2010	2009	2010	2009
Revenue:
Product revenue	$35,000	$—	$35,000	$—
Research and development revenue	770,171	1,269,836	1,706,599	1,891,190

Total revenues	805,171	1,269,836	1,741,599	1,891,190

Operating expenses:
Cost of goods sold	57,898	—	57,898	—
Research and development	2,628,896	5,027,709	7,260,180	9,933,111
General and administrative	2,767,354	4,169,520	6,333,451	8,073,089

Operating loss	(4,648,977)	(7,927,393)	(11,909,930)	(16,115,010)
Other income (expense):
Non-operating income (expense)	880,992	(2,798,406)	563,134	(2,640,396)
Interest expense	(1,214,412)	(1,398,366)	(2,454,739)	(2,912,607)
Interest income	10,635	36,372	18,733	103,802

Net loss	(4,971,762)	(12,087,793)	(13,782,802)	(21,564,211)
Dividends on series A convertible preferred stock	(197,625)	(197,625)	(395,250)	(395,250)

Net loss attributable to common stockholders	$(5,169,387)	$(12,285,418)	$(14,178,052)	$(21,959,461)

Per common share data, basic and diluted:
Net loss attributable to common stockholders	$(0.05)	$(0.17)	$(0.15)	$(0.31)

Weighted average number of common shares outstanding, basic and diluted	95,754,625	73,121,917	93,381,452	70,013,898

See accompanying notes to unaudited condensed consolidated financial statements.

ANTIGENICS INC. AND SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(Unaudited)

	Six Months Ended June 30,
	2010	2009
Cash flows from operating activities:
Net loss	$(13,782,802)	$(21,564,211)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	1,881,200	2,093,802
Intangible asset impairment	629,382	—
Change in fair value of derivative liability	511,680	4,809,568
Share-based compensation	2,052,778	2,442,469
Net gain on extinguishment of debt	(1,063,746)	(2,486,563)
Non-cash interest expense	1,913,235	2,187,219
Loss on sale of property and equipment	24,378	—
Loss on monetization of receivable	—	317,512
Changes in operating assets and liabilities:
Accounts receivable	(17,500)	(443,434)
Inventories	233,204	8,897
Prepaid expenses	(108,354)	(410,993)
Accounts payable	(560,018)	158,837
Deferred revenue	(305,700)	(730,582)
Accrued liabilities and other current liabilities	(279,674)	(979,258)
Other operating assets and liabilities	(298,885)	(494,262)

Net cash used in operating activities	(9,170,822)	(15,090,999)

Cash flows from investing activities:
Proceeds from maturities of available-for-sale securities	20,000,000	15,000,000
Collection of receivable from sale of patent applications	—	2,337,475
Proceeds from sale of property and equipment	35,800	—
Purchases of available-for-sale securities	(19,993,238)	(9,995,071)
Purchases of plant and equipment	(69,217)	(27,064)

Net cash (used in) provided by investing activities	(26,655)	7,315,340

Cash flows from financing activities:
Net proceeds from issuance of common stock	8,244,029	—
Proceeds from exercise of stock options	—	54,000
Payment of long-term debt	—	(255,000)
Proceeds from employee stock purchases	27,938	16,933
Treasury stock received to satisfy minimum tax withholding requirements	—	(54,943)
Payment of series A convertible preferred stock dividends	(395,250)	(395,250)

Net cash provided by (used in) financing activities	7,876,717	(634,260)

Net decrease in cash and cash equivalents	(1,320,760)	(8,409,919)
Cash and cash equivalents, beginning of period	20,066,817	24,469,008

Cash and cash equivalents, end of period	$18,746,057	$16,059,089

Non-cash investing and financing activities:
Issuance of senior secured convertible notes as payment in-kind for interest	$1,282,190	$1,185,456
Issuance of common stock, $0.01 par value, as payment of long-term debt including accrued and unpaid interest	$1,125,918	$13,114,614

See accompanying notes to unaudited condensed consolidated financial statements.

ANTIGENICS INC. AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

June 30, 2010

Note A — Business, Liquidity and Basis of Presentation

Antigenics Inc. (including its subsidiaries, also referred to as “Antigenics,” the “Company,” “we,” “us,” and “our”) is a biotechnology company focused on developing and commercializing technologies to treat cancers and infectious diseases, primarily based on immunological approaches. Our most advanced product, Oncophage® (vitespen), is a patient-specific therapeutic cancer vaccine registered for use in Russia. As resources allow, we explore potential opportunities to seek product approval in other jurisdictions. Oncophage has been tested in Phase 3 clinical trials for the treatment of renal cell carcinoma, the most common type of kidney cancer, and for metastatic melanoma, and it has also been tested in Phase 1 and Phase 2 clinical trials in a range of indications. It is currently in Phase 2 clinical trials in glioma, a type of brain cancer. Our product candidate portfolio includes (1) QS-21 Stimulon® adjuvant, or QS-21, which is used in numerous vaccines under development in trials, some as advanced as Phase 3, for a variety of diseases, including human immunodeficiency virus, cancer, Alzheimer’s disease, malaria, and tuberculosis and, (2) AG-707, a therapeutic vaccine program tested in a Phase 1 clinical trial for the treatment of genital herpes. Further clinical development of AG-707 will be pursued if a development partnership can be successfully concluded. Further development of Aroplatin™, a liposomal chemotherapeutic tested in a Phase 1 clinical trial for the treatment of solid malignancies and B-cell lymphomas, has been discontinued. Our business activities have included product research and development, intellectual property prosecution, manufacturing, regulatory and clinical affairs, corporate finance and development activities, market development, and support of our collaborations.

Our product candidates require clinical trials and approvals from regulatory agencies, as well as acceptance in the marketplace. Part of our strategy is to develop and commercialize some of our product candidates by continuing our existing arrangements with academic and corporate collaborators and licensees and by entering into new collaborations.

We have incurred significant losses since our inception. As of June 30, 2010, we had an accumulated deficit of $576.3 million. Since our inception, we have financed our operations primarily through the sale of equity and convertible notes, interest income earned on cash, cash equivalents, and short-term investment balances, and debt provided through secured lines of credit. We closely monitor our cash needs and we believe that, based on our current plans and activities, our working capital resources as of June 30, 2010, anticipated revenues, and the estimated proceeds from our license, supply, and collaborative agreements will be sufficient to satisfy our liquidity requirements into mid-2011. We continue to monitor the likelihood of success of our key initiatives and are prepared to discontinue funding of such activities if they do not prove to be commercially feasible. Research and development program costs include compensation and other direct costs plus an allocation of indirect costs, based on certain assumptions, and our review of the status of each program. Our product candidates are in various stages of development and significant additional expenditures will be required if we start new trials, encounter delays in our programs, apply for regulatory approvals, continue development of our technologies, expand our operations, and/or bring our product candidates to market. The eventual total cost of each clinical trial is dependent on a number of factors such as trial design, length of the trial, number of clinical sites, and number of patients. The process of obtaining and maintaining regulatory approvals for new therapeutic products is lengthy, expensive, and uncertain. Because the development of Oncophage is subject to further evaluation and uncertainty, and because AG-707 is in early-stage clinical development and requires a partner for further development, we are unable to reliably estimate the cost of completing research and development programs, the timing of bringing such programs to various markets, and, therefore, are unable to determine when, if ever, material cash inflows from operating activities are likely to commence. We will continue to adjust other spending as needed in order to preserve liquidity. As of June 30, 2010, we had debt outstanding of $51.2 million in principal, including $33.3 million in principal of our 8% senior secured convertible notes due August 2011 (the “2006 Notes”) and $17.7 million in principal of our 5.25% convertible senior notes due February 2025 (the “2005 Notes”), which are subject to redemption at the option of the holders or us beginning February 1, 2012. We expect to attempt to raise additional funds in advance of depleting our current funds. We may attempt to raise funds by: (1) licensing technologies or products to one or more collaborative partners, (2) renegotiating third party agreements, (3) completing an outright sale of assets, (4) securing additional debt financing, and/or (5) selling additional equity securities. Satisfying long-term liquidity needs may require the successful commercialization of our product, Oncophage, and/or one or more partnering arrangements for Oncophage, vaccines containing QS-21 under development by our licensees, and potentially other product candidates, and will require additional capital. If we incur operating losses for longer than we expect and/or we are unable to raise additional capital, we may become insolvent and be unable to continue our operations.

ANTIGENICS INC. AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

June 30, 2010

The accompanying unaudited interim condensed consolidated financial statements have been prepared in accordance with U.S. generally accepted accounting principles (“GAAP”) for interim financial information and with the instructions to Article 10 of Regulation S-X. Accordingly, they do not include all of the information and footnotes required by U.S. GAAP for complete annual consolidated financial statements. In the opinion of management, the condensed consolidated financial statements include all normal and recurring adjustments considered necessary for a fair presentation of our financial position and operating results. All significant intercompany transactions and accounts have been eliminated in consolidation. Operating results for the six months ended June 30, 2010 are not necessarily indicative of the results that may be expected for the year ending December 31, 2010. For further information, refer to our consolidated financial statements and footnotes thereto included in our Annual Report on Form 10-K for the year ended December 31, 2009 filed with the Securities and Exchange Commission.

The preparation of consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Management bases its estimates on historical experience and on various assumptions that are believed to be reasonable under the circumstances. Actual results could differ materially from those estimates.

Note B — Net Loss Per Share

Basic income and loss per common share is calculated by dividing the net loss attributable to common stockholders by the weighted average number of common shares outstanding (including common shares issuable under our Directors’ Deferred Compensation Plan). Diluted income per common share is calculated by dividing net income attributable to common stockholders by the weighted average number of common shares outstanding (including common shares issuable under our Directors’ Deferred Compensation Plan) plus the dilutive effect of outstanding instruments such as warrants, stock options, nonvested shares, convertible preferred stock, and convertible notes. Because we have reported a net loss attributable to common stockholders for all periods presented, diluted loss per common share is the same as basic loss per common share, as the effect of utilizing the fully diluted share count would have reduced the net loss per common share. Therefore, shares underlying the warrants outstanding or issuable to acquire 22,049,284 shares, the outstanding stock options to acquire 7,237,071 shares, the 662,828 nonvested shares, the 31,620 outstanding shares of series A convertible preferred stock, the 3,105 outstanding shares of series B2 convertible preferred stock, and the impact of conversion of our 2005 Notes and our 2006 Notes, are not included in the calculation of diluted net loss per common share.

Note C — Inventories

Inventories are stated at cost using the first-in, first-out method. The components of inventories are as follows (in thousands).

	June 30, 2010	December 31, 2009
Work in process	$—	$242
Finished goods	91	82

	$91	$324

Note D — Share-Based Compensation

We use the Black-Scholes option pricing model to value options for employees and non-employees as well as options granted to members of our Board of Directors. All stock option grants have a 10-year term and generally vest ratably over a three or four-year period. The non-cash charge to operations for non-employee options with vesting or other performance criteria is affected each reporting period, until the non-employee options are exercised or expire, by changes in the fair value of our common stock.

ANTIGENICS INC. AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

June 30, 2010

A summary of option activity for the six months ended June 30, 2010 is presented below:

	Options	Weighted Average Exercise Price	Weighted Average Remaining Contractual Term	Aggregate Intrinsic Value
Outstanding at December 31, 2009	6,148,621	$2.93
Granted	1,851,700	0.80
Forfeited	(167,829)	1.73
Expired	(595,421)	4.66

Outstanding at June 30, 2010	7,237,071	$2.27	7.7	$114,662

Vested or expected to vest at June 30, 2010	6,891,368	$2.32	7.6	$100,445

Exercisable at June 30, 2010	3,440,646	$3.22	6.7	$24,771

The weighted average grant-date fair values of options granted during the six months ended June 30, 2010 and 2009 were $0.61 and $1.33, respectively.

During the first six months of 2010, all options were granted with exercise prices equal to the fair market value of the underlying shares of common stock on the grant date. As of June 30, 2010, $1.8 million of total unrecognized compensation cost related to stock options granted to employees and directors is expected to be recognized over a weighted average period of 2.0 years.

As of June 30, 2010, unrecognized expense for options granted to outside advisors for which performance (vesting) has not yet been completed but the exercise price of the option is known is $83,000. Such amount is subject to change each reporting period based upon changes in the fair value of our common stock, expected volatility, and the risk-free interest rate, until the outside advisor completes his or her performance under the option agreement.

Certain employees and consultants have been granted nonvested stock. The fair value of nonvested stock is calculated based on the closing sale price of the Company’s common stock on the date of issuance.

A summary of nonvested stock activity for the six months ended June 30, 2010 is presented below:

	Nonvested Shares	Weighted Average Grant Date Fair Value
Outstanding at December 31, 2009	200,029	$1.34
Granted	1,909,844	0.82
Vested	(1,417,961)	0.86
Forfeited	(29,084)	1.25

Outstanding at June 30, 2010	662,828	$0.85

As of June 30, 2010, there was $390,000 of unrecognized share-based compensation expense related to these nonvested shares. This cost is expected to be recognized over a weighted average period of 2.2 years. The total intrinsic value of shares vested during the six months ended June 30, 2010 was $1.1 million.

We issue new shares upon option exercises, purchases under the 2009 Employee Stock Purchase Plan (the “2009 ESPP”), vesting of nonvested stock, under the Directors’ Deferred Compensation Plan and in lieu of 30% of the base salary of our Chief Executive Officer (“CEO”). During the six months ended June 30, 2010, 51,737 shares were issued under the 2009 ESPP, and 1,417,961 shares were issued as a result of the vesting of nonvested stock. In addition, during the six months ended June 30, 2010, 78,050 shares were issued to our CEO in lieu of cash salary.

ANTIGENICS INC. AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

June 30, 2010

The impact on our results of operations from the granting of stock options and nonvested shares was as follows (in thousands).

	Quarter Ended June 30,		Six Months Ended June 30,
	2010	2009	2010	2009
Research and development	$153	$682	$740	$971
General and administrative	340	1,043	1,313	1,471

Total share-based compensation expense	$493	$1,725	$2,053	$2,442

Note E — Commitments and Contingencies

Antigenics, our Chairman and Chief Executive Officer, Garo H. Armen, Ph.D., and two investment banking firms that served as underwriters in our initial public offering have been named as defendants in a federal civil class action lawsuit pending in the United States District Court for the Southern District of New York. Substantially similar actions were filed concerning the initial public offerings for more than 300 different issuers, and the cases were coordinated as In re Initial Public Offering Securities Litigation, 21 MC 92 for pre-trial purposes. The suit alleges that the brokerage arms of the investment banking firms charged secret excessive commissions to certain of their customers in return for allocations of our stock in the offering. The suit also alleges that shares of our stock were allocated to certain of the investment banking firms’ customers based upon agreements by such customers to purchase additional shares of our stock in the secondary market. Dr. Armen has been dismissed without prejudice from the lawsuit pursuant to a stipulation. The parties have reached a global settlement of the litigation. Under the settlement, the insurers will pay the full amount of settlement share allocated to the defendants, and the defendants will bear no financial liability. The company defendants, as well as the officer and director defendants who were previously dismissed from the action pursuant to tolling agreements, will receive complete dismissals from the case. On October 5, 2009, the Court entered an order granting final approval of the settlement, and subsequently judgment was entered. Various objectors have filed appeals. If for any reason the settlement does not become effective, we believe we have meritorious defenses to the claims and intend to defend the action vigorously. We are unable to predict the likelihood of an unfavorable outcome or estimate our potential liability, if any. No accrual has been recorded at June 30, 2010 for this action.

We may currently be, or may become a party, to other legal proceedings as well. While we currently believe that the ultimate outcome of any of these proceedings will not have a material adverse effect on our financial position, results of operations, or liquidity, litigation is subject to inherent uncertainty. Furthermore, litigation consumes both cash and management attention.

Note F — Recent Accounting Pronouncements

In October 2009, the Financial Accounting Standards Board (the “FASB”) revised authoritative guidance on multiple-deliverable revenue arrangements providing a greater ability to separate and allocate arrangement consideration in a multiple-deliverable revenue arrangement by requiring the use of estimated selling prices to allocate arrangement consideration, thereby eliminating the use of the residual method of allocation. The revised guidance also requires expanded qualitative and quantitative disclosures surrounding multiple-deliverable revenue arrangements. This guidance is effective for fiscal years beginning after June 15, 2010 and may be applied retrospectively or prospectively for new or materially modified arrangements. Early adoption is permitted. We will evaluate the impact of this standard on future revenue arrangements that we may enter into.

In April 2010, the FASB codified the consensus reached in Emerging Issues Task Force Issue No. 08-09, “Milestone Method of Revenue Recognition” issuing Accounting Standard Update (“ASU”) No. 2010-17 Milestone Method of Revenue Recognition, to limit the scope of this ASU to research or development arrangements and require that guidance in this ASU be met for an entity to apply the milestone method (which allows entities to record the milestone payment in its entirety in the period received). However, the FASB clarified that, even if the requirements in this ASU are met, entities would not be precluded from making an accounting policy election to apply another appropriate accounting policy that results in the deferral of some portion of the arrangement consideration. The ASU will be effective for periods beginning on or

ANTIGENICS INC. AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

June 30, 2010

after June 15, 2010. Early application is permitted. Entities can apply this guidance prospectively to milestones achieved after adoption. However, retrospective application to all prior periods is also permitted. We will evaluate the impact of this standard on future revenue arrangements that we may enter into.

In January 2010, the FASB issued ASU No. 2010-06, “Fair Value Measurements and Disclosures (Topic 820) — Improving Disclosures about Fair Value Measurements” (“ASU 2010-06”). ASU 2010-06 requires new disclosures regarding significant transfers in and out of Levels 1 and 2 fair value measurements, as well as information about activity in Level 3 fair value measurements, including presenting information about purchases, sales, issuances and settlements on a gross versus a net basis in the Level 3 activity roll forward. In addition, ASU 2010-06 also clarifies existing disclosures regarding input and valuation techniques, as well as the level of disaggregation for each class of assets and liabilities. ASU No. 2010-06 is effective for interim and annual periods beginning after December 15, 2009, except for the disclosures pertaining to purchases, sales, issuances and settlements in the roll forward of Level 3 activity; those disclosures are effective for interim and annual periods beginning after December 15, 2010. The adoption of ASU 2010-06 had no current impact and is expected to have no subsequent impact on our consolidated financial position, results of operations or cash flows. Required disclosure requirements of ASU 2010-06 have been included in Note G.

Note G — Fair Value Measurements

We measure fair value based on a hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that observable inputs be used when available. Observable inputs are inputs that market participants would use in pricing the asset or liability based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company’s assumptions about the inputs that market participants would use in pricing the asset or liability and are developed based on the best information available in the circumstances. The fair value hierarchy is broken down into three levels based on the source of inputs as follows:

Level 1 — Valuations based on unadjusted quoted prices in active markets for identical assets or liabilities that the Company has the ability to access;

Level 2 — Valuations based on quoted prices for similar assets or liabilities in active markets, quoted prices for identical or similar assets or liabilities in markets that are not active and models for which all significant inputs are observable, either directly or indirectly; and

Level 3 — Valuations based on inputs that are unobservable and significant to the overall fair value measurement.

The availability of observable inputs can vary among the various types of financial assets and liabilities. To the extent that the valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment. In certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, for financial statement disclosure purposes, the level in the fair value hierarchy within which the fair value measurement is categorized is based on the lowest level input that is significant to the overall fair value measurement.

We measure our short-term investments and derivative liability at fair value. Our short-term investments are comprised of U.S. Treasury securities that are valued using quoted market prices with no valuation adjustments applied. Accordingly, these securities are categorized in Level 1. Our derivative liability is classified within Level 3 because it is valued using a modified Black-Scholes model. Certain inputs into this model were valued using a combination of income and market approaches which are unobservable in the market and are significant.

The estimated fair values of all of our financial instruments, excluding long-term debt, approximate their carrying amounts in the consolidated balance sheets. The fair value of our long-term debt was derived by evaluating the nature and terms of each note and considering the prevailing economic and market conditions at the balance sheet date.

ANTIGENICS INC. AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

June 30, 2010

Assets and liabilities measured at fair value are summarized below (in thousands):

	June 30, 2010		December 31, 2009
Description	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Unobservable Inputs (Level 3)	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Unobservable Inputs (Level 3)
Assets:
Short-term investments	$9,996	—	$9,998	—
Liabilities:
Derivative liability	—	$3,177	—	$2,665

The following table presents our liabilities measured at fair value using significant unobservable inputs (Level 3), as of June 30, 2010 (amounts in thousands):

Balance, December 31, 2009	$2,665
Increase in fair value for the six months ended June 30, 2010	512

Balance, June 30, 2010	$3,177

The increase in fair value of the derivative liability is included in non-operating expense in our condensed consolidated statement of operations for the quarter and six months ended June 30, 2010.

As of June 30, 2010, $17.7 million in principal of the 2005 Notes are outstanding with an estimated fair value of $8.5 million based on the most recent market transactions. As of June 30, 2010, $33.3 million in principal of the 2006 Notes are outstanding. The fair value of the debt portion of the 2006 Notes exclusive of the conversion option is $29.9 million based on a present value methodology.

Note H — Other Intangible Assets

Core and developed technology includes intangibles that arose through our acquisitions. These intangibles are attributable to each of the in-process programs at the time of the mergers as the in-process programs were all partially dependent on core technology that had already proved feasibility. As further development of Aroplatin, a liposomal chemotherapeutic tested in a Phase 1 clinical trial for the treatment of solid malignancies and B-cell lymphomas, has been discontinued, we have determined that an impairment has occurred and accordingly have recorded a loss of approximately $630,000 in the six months ended June 30, 2010, representing the net carrying value of the intangible related to liposomal technology at the time development was discontinued. This impairment charge is included in research and development expenses.

Note I — Equity

During the six months ended June 30, 2010, we issued approximately 6.4 million shares of our common stock in at the market offerings through our sales agents, McNicoll, Lewis & Vlak LLC and Wm Smith & Co. and raised net proceeds of approximately $8.2 million after deducting offering costs of approximately $312,000.

Note J — Subsequent Event

On July 20, 2010, we were notified by the Listing Qualifications Staff of NASDAQ (the “Staff”) that we are not in compliance with Nasdaq Marketplace Rule 5550(a)(2) (the “Bid Price Requirement”) because the bid price for our common stock had closed below the minimum $1.00 per share requirement for 30 consecutive business days. In accordance with Nasdaq Marketplace Rule 5810(c)(3)(A), we have been provided 180 calendar days, or until January 18, 2011, to regain compliance with the Bid Price Requirement. After the initial 180 calendar day period, we may be eligible for an additional 180 day compliance period to regain compliance with the Bid Price Requirement, assuming we meet The NASDAQ Capital Market initial listing criteria set forth in Nasdaq Marketplace Rule 5505, excluding the Bid Price Requirement. To regain compliance with the minimum bid price continued listing requirement, the bid price of our common stock must close at $1.00 per share or more for a minimum of ten consecutive business days. The Staff may, in its discretion, require our common stock to maintain a bid price of at least $1.00 per share for a period in excess of ten consecutive business days before determining that we have demonstrated an ability to maintain long-term compliance.

Item 2.	Management’s Discussion and Analysis of Financial Condition and Results of Operations

Overview

Our current research and/or development activities are focused on developing technologies and product candidates to treat cancers and infectious diseases. Since our inception in March 1994, our activities have primarily been associated with the development of our heat shock protein technology and our product, Oncophage® (vitespen), a patient-specific therapeutic cancer vaccine registered for use in Russia for the treatment of kidney cancer patients at intermediate risk for disease recurrence. As resources allow, we explore potential opportunities to make Oncophage available in other jurisdictions. Oncophage has been tested in Phase 3 clinical trials for the treatment of renal cell carcinoma, the most common type of kidney cancer, and for the treatment of metastatic melanoma, and it has also been tested in Phase 1 and Phase 2 clinical trials in a range of indications and is currently in Phase 2 clinical trials in glioma, a type of brain cancer. Our business activities have included product research and development, intellectual property prosecution, manufacturing, regulatory and clinical affairs, corporate finance and development activities, market development, and support of our collaborations.

We have incurred significant losses since our inception. As of June 30, 2010, we had an accumulated deficit of $576.3 million. Since our inception, we have financed our operations primarily through the sale of equity and convertible notes, interest income earned on cash, cash equivalents, and short-term investment balances, and debt provided through secured lines of credit. We believe that, based on our current plans and activities, our working capital resources at June 30, 2010, anticipated revenues, and the estimated proceeds from our license, supply, and collaborative agreements will be sufficient to satisfy our liquidity requirements into mid-2011. We expect to attempt to raise additional funds in advance of depleting our current funds. We may attempt to raise additional funds by: (1) licensing technologies or products to one or more collaborative partners, (2) renegotiating third party agreements, (3) completing an outright sale of selected assets, (4) securing additional debt financing, and/or (5) selling additional equity securities. Satisfying long-term liquidity needs may require the successful commercialization of (1) our product, Oncophage and/or one or more partnering arrangements for Oncophage, (2) vaccines containing QS-21 under development by our licensees, and/or (3) potentially other product candidates, each of which will require additional capital.

In April 2008, the Russian Ministry of Public Health issued a registration certificate for the use of Oncophage for the treatment of kidney cancer patients at intermediate risk for disease recurrence and, in September 2008, the FDA granted the necessary permission to allow for the export of Oncophage from the United States for patient administration in Russia. The Russian registration was our first product approval from a regulatory authority, and the first approval of a patient-specific therapeutic cancer vaccine in a major market. In addition, we are exploring the steps necessary to make Oncophage available in other markets directly through one or more partnering arrangements.

In October 2008, we announced the submission of a marketing authorization application (“MAA”) to the European Medicines Agency (“EMEA”) requesting conditional authorization of Oncophage in earlier-stage, localized kidney cancer. On November 20, 2009 we announced that the Committee for Medicinal Products for Human Use (“CHMP”) of the EMEA formally adopted a negative opinion on this MAA. Subsequently we withdrew our application and are now evaluating our options to determine whether and how to proceed with Oncophage in renal cell carcinoma.

Guidance received from past interaction with the FDA indicated that an additional Phase 3 clinical study must be conducted to demonstrate the efficacy and safety of Oncophage. Because the primary evidence of efficacy comes from a subgroup analysis of the pre-specified primary and secondary endpoints and was not demonstrated in the intent-to-treat population, our Phase 3 renal cell carcinoma trial is likely not sufficient as sole support for product approval based on existing standards in the United States and potentially in other territories.

Our common stock is currently listed on The NASDAQ Capital Market under the symbol “AGEN.”

On July 20, 2010, we were notified by the Listing Qualifications Staff of NASDAQ (the “Staff”) that we are not in compliance with the Nasdaq Marketplace Rule 5550(a)(2) (the “Bid Price Requirement”) because the bid price for our common stock had closed below the minimum $1.00 per share requirement for 30 consecutive business days. In accordance with Nasdaq Marketplace Rule 5810(c)(3)(A), we have been provided 180 calendar days, or until January 18, 2011, to regain compliance with the Bid Price Requirement. After the initial 180 calendar day period, we may be eligible for an additional

180 day compliance period to regain compliance with the Bid Price Requirement, assuming we meet The NASDAQ Capital Market initial listing criteria set forth in Nasdaq Marketplace Rule 5505, excluding the Bid Price Requirement. To regain compliance with the minimum bid price continued listing requirement, the bid price of our common stock must close at $1.00 per share or more for a minimum of ten consecutive business days. The Staff may, in its discretion, require our common stock to maintain a bid price of at least $1.00 per share for a period in excess of ten consecutive business days before determining that we have demonstrated an ability to maintain long-term compliance.

Forward-Looking Statements

This Quarterly Report on Form 10-Q and other written and oral statements the Company makes from time to time contain certain “forward-looking” statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. You can identify these forward-looking statements by the fact they use words such as “could,” “expect,” “anticipate,” “estimate,” “target,” “may,” “project,” “guidance,” “intend,” “plan,” “believe,” “will,” “potential,” “opportunity,” “future” and other words and terms of similar meaning and expression in connection with any discussion of future operating or financial performance. One can also identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. Such forward-looking statements are based on current expectations and involve inherent risks and uncertainties, including factors that could delay, divert or change any of them, and could cause actual outcomes to differ materially from current expectations. These statements are likely to relate to, among other things, our business strategy, our research and development efforts, our ability to commercialize our product candidates, our sales and marketing activities in Russia, the timing of the introduction of products, the effect of new accounting pronouncements, uncertainty regarding our future operating results and our profitability, anticipated sources of funds as well as our plans, objectives, expectations, and intentions.

Although the Company believes it has been prudent in its plans and assumptions, no assurance can be given that any goal or plan set forth in forward-looking statements can be achieved and readers are cautioned not to place undue reliance on such statements, which speak only as of the date made. The Company undertakes no obligation to release publicly any revisions to forward-looking statements as a result of new information, future events or otherwise.

We have included more detailed descriptions of these risks and uncertainties and other risks and uncertainties applicable to our business that the Company believes could cause actual results to differ materially from any forward-looking statement in Part II-Item 1A “Risk Factors” of this Quarterly Report on Form 10-Q. We encourage you to read those descriptions carefully. We caution investors not to place significant reliance on forward-looking statements contained in this document; such statements need to be evaluated in light of all the information contained in this document. Furthermore, the statements speak only as of the date of this document, and we undertake no obligation to update or revise these statements.

Oncophage® and Stimulon® are registered trademarks of Antigenics and Aroplatin™ is a trademark of Antigenics. All rights reserved.

Results of Operations

Quarter Ended June 30, 2010 Compared to the Quarter Ended June 30, 2009

Revenue: We generated revenue of $805,000 and $1.3 million during the quarters ended June 30, 2010 and 2009, respectively. Revenue includes revenue earned on shipments of QS-21 to our QS-21 licensees, license fees, and royalties earned and additionally in 2010, modest sales revenue from shipments of Oncophage. This decreased revenue in 2010 is due primarily to a decrease in shipments of QS-21 to our QS-21 licensees in the quarter ended June 30, 2010 as compared to the same quarter in 2009. In the quarters ended June 30, 2010 and 2009, we recorded revenue of $388,000 and $381,000, respectively, from the amortization of deferred revenue.

Research and Development: Research and development expenses include the costs associated with our internal research and development activities, including compensation and benefits, occupancy costs, clinical manufacturing costs, administrative costs, and services provided by clinical research organizations. Research and development expense decreased 48% to $2.6 million for the quarter ended June 30, 2010 from $5.0 million for the quarter ended June 30, 2009. The decrease resulted from declines in spending related to our general cost-containment efforts and to the status of our products under development and a decrease in our non-cash share-based compensation expense, which is primarily attributable to our reduced stock price quarter to quarter and its impact on the grant date fair value of the awards.

General and Administrative: General and administrative expenses consist primarily of personnel costs, facility expenses, and professional fees. General and administrative expenses decreased 34% to $2.8 million for the quarter ended June 30, 2010 from $4.2 million for the quarter ended June 30, 2009. This decrease is largely related to our general cost containment efforts and a decrease in our non-cash share-based compensation expense attributable to a decline in our stock price quarter to quarter and the number of awards during the second quarter of 2009.

Non-Operating Income (Expense): Non-operating income of $881,000 for the quarter ended June 30, 2010, consists of a $1.1 million net gain on the extinguishment of a portion of our 5.25% convertible senior notes due February 2025 (the “2005 Notes”) partially offset by the change in the fair value of our derivative liability since March 31, 2010 of $184,000. The change in our derivative liability is primarily due to an increase in our market value since March 31, 2010. For the quarter ended June 30, 2009, non-operating expense of $2.8 million consisted primarily of a $5.0 million change in the fair value of our derivative liability since March 31, 2009, partially offset by a net gain of $2.5 million on the extinguishment of a portion of our 2005 Notes.

Interest Expense: Interest expense decreased to $1.2 million for the quarter ended June 30, 2010 from $1.4 million for the quarter ended June 30, 2009. This decrease is related to the repurchase of a portion of our 2005 Notes during the second quarter of 2009. Interest on our 8% senior secured convertible notes due August 2011 (the “2006 Notes”) is payable semi-annually on December 30 and June 30 in cash or, at our option, in additional notes or a combination thereof. During the quarters ended June 30, 2010 and 2009, interest expense included $641,000 and $593,000, respectively, which was paid in the form of issuing additional 2006 Notes.

Six Months Ended June 30, 2010 Compared to the Six Months Ended June 30, 2009

Revenue: We generated revenue of $1.7 million and $1.9 million during the six months ended June 30, 2010 and 2009, respectively. This decreased revenue in 2010 is due primarily to fewer shipments of QS-21 to our QS-21 licensees in the quarter ended June 30, 2010 as compared to the same quarter in 2009. In the six months ended June 30, 2010 and 2009, we recorded revenue of $770,000 and $761,000, respectively, from the amortization of deferred revenue.

Research and Development: Research and development expenses include the costs associated with our internal research and development activities, including compensation and benefits, occupancy costs, clinical manufacturing costs, administrative costs, and services provided by clinical research organizations. Research and development expense decreased 27% to $7.3 million for the six months ended June 30, 2010 from $9.9 million for the six months ended June 30, 2009. The decrease resulted from declines in spending related to our general cost-containment efforts and to the status of our products under development.

General and Administrative: General and administrative expenses consist primarily of personnel costs, facility expenses, and professional fees. General and administrative expenses decreased 22% to $6.3 million for the six months ended June 30, 2010 from $8.1 million for the six months ended June 30, 2009. This decrease is largely related to our general cost-containment efforts and a decrease in non-cash share-based compensation expense primarily attributable to a decline in our stock price year over year.

Non-Operating Income (Expense): Non-operating income of $563,000 for the six months ended June 30, 2010 consists of the net gain of $1.1 million on the extinguishment of a portion of our 2005 Notes partially offset by the change in the fair value of our derivative liability since December 31, 2009 of $512,000. The change in our derivative liability is primarily due to an increase in our market value since December 31, 2009. Non-operating expense of $2.6 million for the six months ended June 30, 2009 consists of the change in the fair value of our derivative liability of $4.8 million primarily due to an increase in our market value since December 31, 2008 partially offset by the net gain of $2.5 million on the extinguishment of a portion of our 2005 Notes.

Interest Expense: Interest expense decreased 14% to $2.5 million for the six months ended June 30, 2010 from $2.9 million for the six months ended June 30, 2009. This decrease is related to the repurchase of a portion of our 2005 Notes during the second quarter of 2009. Interest on our 2006 Notes is payable semi-annually on December 30 and June 30 in cash or, at our option, in additional notes or a combination thereof. During the six months ended June 30, 2010 and 2009, interest expense included $1.3 million and $1.2 million, respectively, which was paid in the form of issuing additional 2006 Notes.

Research and Development Programs

Prior to 2002, we did not track costs on a per project basis, and therefore have estimated the allocation of our total research and development costs to our largest research and development programs for that time period. During the six months ended June 30, 2010, our focus was primarily on Oncophage, as indicated in the following table (in thousands).

Research and Development Program	Product	Six Months Ended June 30, 2010	Year Ended December 31,			Prior to 2007	Total
			2009	2008	2007
Heat Shock Proteins for Cancer	Oncophage	$5,936	$15,309	$17,156	$13,970	$224,456	$276,827
Vaccine Adjuvant*	QS-21	1,157	1,071	648	2,064	7,436	12,376
Heat Shock Proteins for Infectious Diseases	AG-707	86	262	1,377	2,005	14,066	17,796
Other Research and Development Programs		81	261	1,482	3,750	27,945	33,519

Total Research and Development Expenses		$7,260	$16,903	$20,663	$21,789	$273,903	$340,518

*	Prior to 2000, costs were incurred by Aquila Biopharmaceuticals, Inc., a company we acquired in November 2000.

Research and development program costs include compensation and other direct costs plus an allocation of indirect costs, based on certain assumptions and our review of the status of each program. Our product candidates are in various stages of development as described below. Significant additional expenditures will be required if we start new trials, encounter delays in our programs, apply for regulatory approvals, continue development of our technologies, expand our operations, and/or bring our product candidates to market. The eventual total cost of each clinical trial is dependent on a number of factors such as trial design, length of the trial, number of clinical sites, and number of patients. The process of obtaining and maintaining regulatory approvals for new therapeutic products is lengthy, expensive, and uncertain. Because the development of Oncophage is subject to further evaluation and uncertainty, and because AG-707 is in early-stage clinical development and requires a partner for further development, we are unable to reliably estimate the cost of completing our research and development programs, the timing of bringing such programs to various markets, and, therefore are unable to determine, when, if ever, material cash inflows from operating activities are likely to commence. Programs involving QS-21 depend on our collaborative partners or licensees successfully completing clinical trials, successfully manufacturing QS-21 to meet demand, obtaining regulatory approvals and successfully commercializing product candidates containing QS-21. Based on the results and subsequent analysis of our most recent Phase 1 study of Aroplatin, we have decided to discontinue further development of this product.

Product Development Portfolio

Oncophage

We started enrolling patients in our first clinical trial studying Oncophage at Memorial Sloan-Kettering Cancer Center in New York, New York in November 1997. To date, we have treated nearly 800 cancer patients with Oncophage in our clinical trials. Because Oncophage is a novel therapeutic cancer vaccine that is patient-specific, meaning it is derived from the patient’s own tumor, it is experiencing a long regulatory review process and high development costs, either of which could delay or prevent our commercialization efforts. For additional information regarding regulatory risks and uncertainties, please read the risks identified under Part II-Item 1A. “Risk Factors” of this Quarterly Report on Form 10-Q.

We believe that the collective results from our clinical trials thus far show that Oncophage has a favorable safety profile. We also believe that available results from clinical trials suggest that treatment with Oncophage can generate immunological and anti-tumor responses.

An investigator-sponsored Phase 1/2 clinical trial in recurrent, high-grade glioma is currently ongoing. This study is being led by the Brain Tumor Research Center at the University of California, San Francisco (“UCSF”), with grants from the American Brain Tumor Association and the National Cancer Institute Special Programs of Research Excellence. Phase 1 results, presented at the Society for Neuro-Oncology Annual Meeting Conference in November 2008, showed that Oncophage vaccination following brain cancer surgery increased overall median survival to approximately 10.5 months, with four patients surviving beyond 12 months and one patient surviving almost 2.5 years. The study also showed that all 12 treated patients demonstrated a significant immune response after vaccination with Oncophage (P < 0.001) and that patients with minimal residual disease at time of first vaccination (n = 7) were more likely to survive beyond nine months compared with patients with significant residual disease. The study has progressed to Phase 2, which is designed to enroll approximately 50 patients, and has expanded to include New York-Presbyterian Hospital/Columbia University Medical Center and University Hospitals/Case Western Reserve. Data from the Phase 2 portion was presented at the International Conference on Brain Tumor Research and Therapy in May 2010, which showed a median survival of over 10 months to date with approximately 70 percent of patients surviving beyond 9 months, and over 41 percent surviving at least a year. This data shows an improvement in overall survival over the previous long-established historical median survival of 6.5 months in patients with recurrent high-grade glioma. UCSF also initiated an additional Phase 2 clinical trial in newly diagnosed glioma, testing Oncophage in combination with Temodar® (temozolomide). This trial is currently enrolling.

On March 24, 2006, we announced top-line results from part I of our Phase 3 study of Oncophage in renal cell carcinoma patients who are at high risk of recurrence after surgery, and disclosed that the trial did not meet its primary endpoint. We subsequently announced the termination of part II of the trial.

The Eastern Cooperative Oncology Group is currently sponsoring a large adjuvant renal cell carcinoma trial that stratifies patients by certain prognostic risk factors for recurrence, and puts patients into intermediate risk, high risk, and very high risk categories. We are able to apply these definitions to the data generated as part of our Phase 3 trial of Oncophage in renal cell carcinoma and it is in the intermediate risk, or better-prognosis population, where significant improvement in favor of the Oncophage arm was demonstrated.

We opened a subsequent protocol that continued to follow patients in the format of a registry in order to collect overall survival information, as well as investigator reports of disease recurrence. The registry, which is expected to provide additional data on the effectiveness of Oncophage, followed patients until March 2010, an additional three years from closure of the initial trial, providing more than five years of data collection following the enrollment of the last patient in the trial. Final analysis of this data is in process. At the 2009 American Society of Clinical Oncology annual meeting, we announced results of an interim analysis from this then ongoing global patient survival registry, which showed that patients with kidney cancer at intermediate risk of disease recurrence demonstrated an approximately 46 percent lower risk of death when treated with Oncophage cancer vaccine after surgery compared with no treatment (n = 362; P < 0.05; hazard ratio = 0.54).

In addition to the patient registry, patient enrollment has commenced into a small study in non-metastatic renal cell carcinoma to assess immune response in the intermediate-risk patient population. The results of this continued data collection through the survival registry and ongoing analyses are uncertain, and may not positively affect the acceptability of the overall results of the trial and, even if clinically meaningful, may not meet the requirements of the FDA or other regulatory authorities for submission and approval of a marketing application or similar applications for product approval outside the United States.

In April 2008, the Russian Ministry of Public Health issued a registration certificate for the use of Oncophage for the treatment of kidney cancer patients at intermediate risk for disease recurrence and, in September 2008, the FDA granted the necessary permission to allow for the export of Oncophage from the United States for patient administration in Russia. The Russian registration was our first product approval from a regulatory authority, and the first approval of a patient-specific therapeutic cancer vaccine in a major market. Since approval we have been focusing our efforts in Russia on commercialization activities.

Modest sales of Oncophage in Russia have occurred during the quarter ended June 30, 2010 as we are seeking a partner to more broadly commercialize the product and pursue government reimbursement. The amount of any future revenue generated from the sale of Oncophage in Russia will depend on, among other things, identifying sources of reimbursement and obtaining adequate reimbursement, including from national or regional funds, and physician and patient assessments of the benefits and cost-effectiveness of Oncophage. If we are unsuccessful in obtaining substantial reimbursement for Oncophage from national or regional funds, we will have to rely on private-pay for the foreseeable future, which may delay or prevent our sales efforts because the ability and willingness of patients to pay is unclear. Many patients will not be capable of paying for Oncophage by themselves. Furthermore, since Oncophage can only be manufactured from a patient’s own tumor, additional patients will need to be diagnosed, and their tumors will need to be removed and sent to our manufacturing facility for vaccine to be prepared, released, and then returned to the site for patient administration. Complexities unique to the logistics of commercial products may delay shipments and limit our ability to move commercial product in an efficient manner without incident. In addition, if we are unable to maintain local distribution arrangements including favorable pricing and payment terms, and/or appropriate logistical processes for distribution of Oncophage, our commercialization efforts will be adversely affected. Also, cost-containment measures by third parties may prevent us from becoming profitable. Because, among other things, we have limited resources and minimal sales and marketing experience, commercialization of Oncophage has been slow. Furthermore, we may experience significant delays in the receipt of payment for Oncophage, or an inability to collect payments at all.

In October 2008, we announced the submission of a MAA to the EMEA requesting conditional authorization of Oncophage in earlier-stage, localized kidney cancer. On November 20, 2009 we announced that the CHMP of the EMEA formally adopted a negative opinion on this MAA. Subsequently we withdrew our application. We are currently evaluating our options to determine whether and how to proceed with Oncophage in renal cell carcinoma.

In addition, we are exploring the steps necessary to potentially make Oncophage available in other markets outside the United States directly or through one or more partnering arrangements. This exploration process includes formal and informal discussions with international regulatory authorities, key opinion leaders, consultants and potential partners with country-specific regulatory experience regarding potential applications for full or conditional marketing approvals, and/or named patient programs. There is no guarantee that we will succeed in making Oncophage available in these markets.

QS-21

QS-21 is an adjuvant, or a substance added to a vaccine or other immunotherapeutic, that is intended to enhance the body’s immune response to the antigen contained within the treatment. QS-21 is best known for its ability to stimulate antibody, or humoral, immune response, and has also been shown to activate cellular immunity. A natural product, QS-21 is a triterpene glycoside, or saponin, a natural compound purified from the bark of a South American tree called Quillaja saponaria. It is sufficiently characterized with a known molecular structure, thus distinguishing it from other adjuvant candidates, which are typically emulsions, polymers, or biologicals.

QS-21 has been tested in approximately 185 clinical trials involving, in the aggregate, over 12,000 subjects in a variety of cancer indications, infectious diseases, and other disorders. These studies have been carried out by academic institutions and pharmaceutical companies located in the United States and internationally. A number of these studies have shown QS-21 to be significantly more effective in stimulating antibody responses than aluminum hydroxide or aluminum phosphate, the adjuvants most commonly used in approved vaccines in the United States today.

A number of pharmaceutical and biotechnology companies have licensed QS-21 from us for use in vaccines to treat a variety of human diseases. Companies with QS-21 programs include GlaxoSmithKline Biologicals (“GSK”) and JANSSEN Alzheimer Immunotherapy, a subsidiary of Johnson & Johnson. In return for rights to use QS-21, these companies have generally agreed to pay us license fees, manufacturing payments, milestone payments, and royalties on product sales for a minimum of 10 years after commercial launch, independent of patent life. In addition to our corporate licensing arrangements, we have developed a number of academic collaborations to test new vaccine concepts and products containing QS-21. There are approximately 15 vaccines currently in clinical development that contain QS-21. From time to time our collaborators or licensees initiate and/or cease programs containing QS-21. For example, an undisclosed infectious disease Phase 3 program has been recently discontinued by one of our collaborators.

On January 16, 2009, we entered into an Amended and Restated Manufacturing Technology Transfer and Supply Agreement, under which GSK has the right to manufacture all of its requirements of commercial grade QS-21. GSK is obligated to supply us (or our affiliates, licensees, or customers) certain quantities of commercial grade QS-21 for a stated

period of time. We understand that QS-21 is a key component included in several of GSK’s proprietary adjuvant systems and that a number of GSK’s vaccine candidates currently under development are formulated using adjuvant systems containing QS-21. GSK has initiated Phase 3 studies evaluating its investigational MAGE-A3 Antigen-Specific Cancer Immunotherapeutic containing QS-21 in non-small cell lung cancer and melanoma. GSK has also initiated a Phase 3 clinical trial in malaria. Revenues recognized with respect to this agreement were $663,000 in the six months ended June 30, 2010 and 2009.

Elan Pharmaceuticals, Inc. and/or its affiliates (“Elan”) had a commercial license for the use of QS-21 in the research and commercialization of products. Effective September 14, 2009, we entered into an Amended and Restated License Agreement (“Amended License Agreement”) with Elan. On September 17, 2009, the Amended License Agreement was assigned to JANSSEN Alzheimer Immunotherapy. Under the terms of the Amended License Agreement assigned to JANSSEN Alzheimer Immunotherapy, they will have the right to develop, make, have made, use, sell, offer for sale, import, and have sold, the Alzheimer’s disease vaccine that contains QS-21 (“Licensed Product”). In addition, pursuant to the terms of the Amended License Agreement, JANSSEN Alzheimer Immunotherapy has the right to manufacture all of its requirements of QS-21 for use in the Licensed Product and we have no further supply obligations. Under the terms of the Amended License Agreement, we are entitled to receive future milestone payments and product royalties in the event of the successful development of the Licensed Product. In 2007, Elan initiated a Phase 2 study of their vaccine. Revenues recognized with respect to this agreement were $74,000 in the six months ended June 30, 2010.

Liquidity and Capital Resources

We have incurred annual operating losses since inception, and we had an accumulated deficit of $576.3 million as of June 30, 2010. We expect to incur significant losses over the next several years as we continue our clinical trials, apply for regulatory approvals, prepare for commercialization, and continue development of our technologies. Since our inception, we have financed our operations primarily through the sale of equity and convertible notes, interest income earned on cash, cash equivalents, and short-term investment balances, and debt provided through secured lines of credit. From our inception through June 30, 2010, we have raised aggregate net proceeds of $503.0 million through the sale of common and preferred stock, the exercise of stock options and warrants, proceeds from our employee stock purchase plan, and the issuance of convertible notes, and borrowed $20.5 million under two credit facilities. On February 26, 2010, we entered into an At the Market Sales Agreement with McNicoll, Lewis & Vlak LLC and Wm Smith & Co (the “Sales Agents”) under which we may sell an aggregate of up to 20 million shares of our common stock from time to time through the Sales Agents. To date we issued approximately 6.4 million shares of our common stock in at the market offerings through the Sales Agents and raised net proceeds of approximately $8.2 million after deducting offering costs of approximately $312,000. As of June 30, 2010, we had debt outstanding of $51.2 million in principal, including $33.3 million in principal of our 2006 Notes and $17.7 million in principal of our 2005 Notes, but subject to redemption at the option of the holders or us beginning February 1, 2012.

Our cash, cash equivalents, and short-term investments at June 30, 2010 were $28.7 million, a decrease of $1.3 million from December 31, 2009. Based on our current plans and activities, we anticipate that our net cash burn (defined as cash used in operating activities plus capital expenditures and dividend payments) will be in the $16 – $18 million range for the year ending December 31, 2010. In addition, we hope to generate royalties from our QS-21 product in the 2013-2014 timeframe.

We believe that, based on our current plans and activities, our working capital resources at June 30, 2010, anticipated revenues, and the estimated proceeds from our license, supply, and collaborative agreements will be sufficient to satisfy our liquidity requirements into mid-2011. We closely monitor our cash needs. We continue to monitor the likelihood of success of our key initiatives and are prepared to discontinue funding of such activities if they do not prove to be commercially feasible. In addition, we will continue to adjust other spending as needed in order to preserve liquidity. We expect to attempt to raise additional funds in advance of depleting our current funds. In order to fund our operations through 2011 and beyond, we will need to contain costs and raise additional funds. We may attempt to raise additional funds by: (1) licensing technologies or products to one or more collaborative partners, (2) renegotiating third party agreements, (3) completing an outright sale of selected assets, (4) securing additional debt financing, and/or (5) selling additional equity securities. Our ability to successfully enter into any such arrangements is uncertain, and if funds are not available, or not available on terms acceptable to us, we may be required to revise our planned clinical trials, other development activities, capital expenditures, and/or the scale of our operations. As noted above, we expect to attempt to raise additional funds in advance of depleting our current funds; however, we may not be able to raise funds or raise amounts sufficient to meet the long-term needs of the business. Satisfying long-term liquidity needs may require the successful commercialization of Oncophage and/or one or more partnering arrangements for Oncophage, successful commercialization of vaccines containing QS-21 under development by our licensees, and potentially successful commercialization of other product candidates, each of which will require additional capital, as discussed above. Please see the “Forward-Looking Statements” section and the risks highlighted under Part II-Item 1A. “Risk Factors” of this Quarterly Report on Form 10-Q.

Our future cash requirements include, but are not limited to, efforts to make Oncophage available in Russia and other jurisdictions we are currently exploring, as well as supporting our clinical trial and regulatory efforts and continuing our other research and development programs. Since inception, we have entered into various agreements with institutions and clinical research organizations to conduct and monitor our clinical studies. Under these agreements, subject to the enrollment of patients and performance by the applicable institution of certain services, we have estimated our payments to be $47.2 million over the term of the studies. Through June 30, 2010, we have expensed $46.3 million as research and development expenses and $46.3 million has been paid related to these clinical studies. The timing of expense recognition and future payments related to these agreements is subject to the enrollment of patients and performance by the applicable institution of certain services.

We have also entered into sponsored research agreements related to our product candidates that required payments of $6.5 million, all of which has been paid as of June 30, 2010. We plan to enter into additional agreements, and we anticipate significant additional expenditures will be required to advance our clinical trials, apply for regulatory approvals, continue development of our technologies, and bring our product candidates to market. Part of our strategy is to develop and commercialize some of our product candidates by continuing our existing collaborative arrangements with academic and collaborative partners and licensees and by entering into new collaborations. As a result of our collaborative agreements, we will not completely control the efforts to attempt to bring those product candidates to market. We have various agreements, for example, with collaborative partners and/or licensees, which allow the use of our QS-21 adjuvant in numerous vaccines. These agreements grant exclusive worldwide rights in some fields of use and co-exclusive or non-exclusive rights in others. These agreements generally provide us with rights to manufacture and supply QS-21 to the collaborative partner or licensee and also call for royalties to be paid to us on future sales of licensed vaccines that include QS-21, which may or may not be achieved. Significant investment in manufacturing capacity could be required if we were to retain our manufacturing and supply rights.

Net cash used in operating activities for the six months ended June 30, 2010 and 2009 was $9.2 million and $15.1 million, respectively. We continue to support and develop our QS-21 partnering collaborations, with the goal of generating royalties from this product in the 2013-2014 timeframe. Our future ability to generate cash from operations will depend on achieving regulatory approval of our product candidates, and market acceptance of Oncophage and our product candidates, achieving benchmarks as defined in existing collaborative agreements, and our ability to enter into new collaborations. Please see the “Forward-Looking Statements” section and the risks highlighted under Part II-Item 1A. “Risk Factors” of this Quarterly Report on Form 10-Q.

Effective July 19, 2002, we sublet part of our Framingham facility to GTC Biotherapeutics, Inc. and we have leased related leasehold improvements and equipment under agreements that were to expire on December 31, 2006. GTC exercised its option to extend this lease until September 2010, the date our original lease expires. Under the terms of our original lease, we are obligated to pay our landlord approximately 7% of our rental income. Effective March 17, 2004, we sublet an additional part of our Framingham facility to PP Manufacturing, whose lease also expires in September 2010. We are contractually entitled to receive base rental payments of approximately $295,000 during the remaining sublease terms. The collection of this rental income, however, is subject to uncertainty.

As part of our private placement agreements entered into in 2008 and 2009, we agreed to register the shares of common stock issued in the equity sales, and the shares of common stock underlying certain warrants issued to the investors, with the SEC within contractually specified time periods. We have filed registration statements covering all required shares. We also agreed to use our best efforts to keep the registration statements continuously effective. If we are unable to keep the registration statements continuously effective in accordance with the terms of the private placement agreements, or do not maintain our listing on NASDAQ or any electronic bulletin board, we are subject to liquidated damages of up to a maximum of 10% of the aggregate purchase price paid by the investors, or up to $3.8 million.

We are currently involved in certain legal proceedings as detailed in Note E of the notes to our unaudited condensed consolidated financial statements. While we currently believe that the ultimate outcome of any of these proceedings will not have a material adverse effect on our financial position, results of operations, or liquidity, litigation is subject to inherent uncertainty. Furthermore, litigation consumes both cash and management attention.

Recent Accounting Pronouncements

In October 2009, the Financial Accounting Standards Board (“FASB”) revised authoritative guidance on multiple-deliverable revenue arrangements providing a greater ability to separate and allocate arrangement consideration in a multiple element revenue arrangement by requiring the use of estimated selling prices to allocate arrangement consideration, thereby eliminating the use of the residual method of allocation. The revised guidance also requires expanded qualitative and quantitative disclosures surrounding multiple deliverable revenue arrangements. This guidance is effective for fiscal years beginning after June 15, 2010 and may be applied retrospectively or prospectively for new or materially modified arrangements. Early adoption is permitted. We will evaluate the impact of this standard on future revenue arrangements that we may enter into.

In April 2010, the FASB codified the consensus reached in Emerging Issues Task Force Issue No. 08-09, “Milestone Method of Revenue Recognition” issuing Accounting Standard Update (“ASU”) No. 2010-17 Milestone Method of Revenue Recognition, to limit the scope of this ASU to research or development arrangements and require that guidance in this ASU be met for an entity to apply the milestone method (which allows entities to record the milestone payment in its entirety in the period received). However, the FASB clarified that, even if the requirements in this ASU are met, entities would not be precluded from making an accounting policy election to apply another appropriate accounting policy that results in the deferral of some portion of the arrangement consideration. The ASU will be effective for periods beginning on or after June 15, 2010. Early application is permitted. Entities can apply this guidance prospectively to milestones achieved after adoption. However, retrospective application to all prior periods is also permitted. We will evaluate the impact of this standard on future revenue arrangements that we may enter into.

In January 2010, the FASB issued ASU No. 2010-06, “Fair Value Measurements and Disclosures (Topic 820) — Improving Disclosures about Fair Value Measurements” (“ASU 2010-06”). ASU 2010-06 requires new disclosures regarding significant transfers in and out of Levels 1 and 2 fair value measurements, as well as information about activity in Level 3 fair value measurements, including presenting information about purchases, sales, issuances and settlements on a gross versus a net basis in the Level 3 activity roll forward. In addition, ASU 2010-06 also clarifies existing disclosures regarding input and valuation techniques, as well as the level of disaggregation for each class of assets and liabilities. ASU No. 2010-06 is effective for interim and annual periods beginning after December 15, 2009, except for the disclosures pertaining to purchases, sales, issuances and settlements in the roll forward of Level 3 activity; those disclosures are effective for interim and annual periods beginning after December 15, 2010. The adoption of ASU 2010-06 had no current impact and is expected to have no subsequent impact on our consolidated financial position, results of operations or cash flows. Required disclosure requirements of ASU 2010-06 have been included in Note G to our unaudited condensed consolidated financial statements.

Item 3.	Quantitative and Qualitative Disclosures About Market Risk

In the normal course of business, we are exposed to fluctuations in interest rates as we seek debt financing and invest excess cash. We are also exposed to foreign currency exchange rate fluctuation risk related to our transactions denominated in foreign currencies. We do not currently employ specific strategies, such as the use of derivative instruments or hedging, to manage these exposures. Our currency exposures vary, but are primarily concentrated in the euro. There has been no material change with respect to our interest rate and foreign currency exposures or our approach toward those exposures, as described in our Annual Report on Form 10-K for the year ended December 31, 2009. However, commercialization of Oncophage in Russia and possible commercialization of Oncophage in other locations outside of the United States could result in increased foreign currency exposure.

We had cash, cash equivalents, and short-term investments at June 30, 2010 of $28.7 million, which are exposed to the impact of interest rate changes, and our interest income fluctuates as interest rates change. Due to the short-term nature of our investments in money market funds, the carrying value approximates the fair value of these investments at June 30, 2010, however, we are subject to investment risk.

We invest our cash, cash equivalents, and short-term investments in accordance with our Investment Policy. The primary objectives of our Investment Policy are to preserve principal, maintain liquidity to meet operating needs, and maximize yields. We review our Investment Policy annually and amend it as deemed necessary. Currently, the Investment

Policy prohibits investing in any structured investment vehicles and asset-backed commercial paper. Although our investments are subject to credit risk, our Investment Policy specifies credit quality standards for our investments and limits the amount of credit exposure from any single issue, issuer, or type of investment. Our investments are also subject to interest rate risk and will decrease in value if market interest rates increase. However, due to the conservative nature of our investments and relatively short duration, interest rate risk is mitigated. We do not invest in derivative financial instruments. Accordingly, we do not believe that there is currently any material market risk exposure with respect to derivatives or other financial instruments that would require disclosure under this item.

Item 4.	Controls and Procedures

Evaluation of Disclosure Controls and Procedures

Under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, we conducted an evaluation of the effectiveness of our disclosure controls and procedures, as such term is defined under Rule 13a-15(e) and Rule 15d-15(e) promulgated under the Securities Exchange Act of 1934 (the “Securities Exchange Act”). Based on this evaluation, our Chief Executive Officer and our Chief Financial Officer concluded that, as of the end of the period covered by this Quarterly Report on Form 10-Q, our disclosure controls and procedures were effective and were designed to ensure that information we are required to disclose in the reports that we file or submit under the Exchange Act is accumulated and communicated to management, including our Chief Executive Officer and Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosure, and is recorded, processed, summarized and reported within the time periods specified in the Securities and Exchange Commission’s rules and forms. It should be noted that any system of controls is designed to provide reasonable, but not absolute, assurances that the system will achieve its stated goals under all reasonably foreseeable circumstances. Our Chief Executive Officer and Chief Financial Officer have each concluded that our disclosure controls and procedures as of the end of the period covered by this report are effective at a level that provides such reasonable assurances

Changes in Internal Control Over Financial Reporting

During the quarter ended June 30, 2010, there was no change in our internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) under the Securities Exchange Act) that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

PART II — OTHER INFORMATION

Item 1.	Legal Proceedings

Antigenics, our Chairman and Chief Executive Officer, Garo H. Armen, Ph.D., and two investment banking firms that served as underwriters in our initial public offering have been named as defendants in a federal civil class action lawsuit pending in the United States District Court for the Southern District of New York. Substantially similar actions were filed concerning the initial public offerings for more than 300 different issuers, and the cases were coordinated as In re Initial Public Offering Securities Litigation, 21 MC 92 for pre-trial purposes. The suit alleges that the brokerage arms of the investment banking firms charged secret excessive commissions to certain of their customers in return for allocations of our stock in the offering. The suit also alleges that shares of our stock were allocated to certain of the investment banking firms’ customers based upon agreements by such customers to purchase additional shares of our stock in the secondary market. Dr. Armen has been dismissed without prejudice from the lawsuit pursuant to a stipulation. The parties have reached a global settlement of the litigation. Under the settlement, the insurers will pay the full amount of settlement share allocated to the defendants, and the defendants will bear no financial liability. The company defendants, as well as the officer and director defendants who were previously dismissed from the action pursuant to tolling agreements, will receive complete dismissals from the case. On October 5, 2009, the Court entered an order granting final approval of the settlement, and subsequently judgment was entered. Various objectors have filed appeals. If for any reason the settlement does not become effective, we believe we have meritorious defenses to the claims and intend to defend the action vigorously. We are unable to predict the likelihood of an unfavorable outcome or estimate our potential liability, if any.

We may currently be, or may become a party, to other legal proceedings as well. While we currently believe that the ultimate outcome of any of these proceedings will not have a material adverse effect on our financial position, results of operations, or liquidity, litigation is subject to inherent uncertainty. Furthermore, litigation consumes both cash and management attention.

Item 1A.	Risk Factors

Our future operating results could differ materially from the results described in this Quarterly Report on Form 10-Q due to the risks and uncertainties described below. We cannot assure investors that our assumptions and expectations will prove to have been correct. Important factors could cause our actual results to differ materially from those indicated or implied by forward-looking statements. See “Forward-Looking Statements” on page 12 of this Quarterly Report on Form 10-Q. Factors that could cause or contribute to such differences include those factors discussed below.

Risks Related to our Business

If we incur operating losses for longer than we expect, or we are not able to raise additional capital, we may be unable to continue our operations, or we may become insolvent.

From our inception through June 30, 2010, we have incurred net losses totaling $576.3 million. Our net losses for the six months ended June 30, 2010 and the years ended December 31, 2009, 2008, and 2007 were $13.8 million, $30.3 million, $30.8 million, and $37.9 million, respectively. We expect to incur significant losses over the next several years as we continue research and clinical development of our technologies, apply for regulatory approvals, and pursue commercialization efforts and related activities. Furthermore, our ability to generate cash from operations is dependent on the success of our licensees and collaborative partners, as well as the likelihood and timing of new strategic licensing and partnering relationships and/or successful commercialization of Oncophage and our various product candidates. If we incur operating losses for longer than we expect and/or we are unable to raise additional capital, we may become insolvent and be unable to continue our operations.

On June 30, 2010, we had $28.7 million in cash, cash equivalents, and short-term investments. We believe that, based on our current plans and activities, our working capital resources at June 30, 2010, combined with anticipated revenues, and the estimated proceeds from our license, supply, and collaborative agreements, will be sufficient to satisfy our liquidity requirements into mid-2011. We expect to attempt to raise additional funds in advance of depleting our current funds. For the six months ended June 30, 2010, our average monthly cash used in operating activities was $1.5 million. We do not anticipate significant capital expenditures during 2010.

We are required to maintain effective registration statements in connection with certain private placement agreements. If we are unable to keep the registration statements continuously effective in accordance with the terms of the private placement agreements, or do not maintain our listing on NASDAQ or any electronic bulletin board, we are subject to liquidated damages penalties of up to a maximum of 10% of the aggregate purchase price paid by the original investors, or up to $3.8 million.

Since our inception, we have financed our operations primarily through the sale of equity and convertible notes, interest income earned on cash, cash equivalents, and short-term investment balances, and debt provided through secured lines of credit. In order to finance future operations, we will be required to raise additional funds in the capital markets, through arrangements with collaborative partners, or from other sources. On February 26, 2010, we entered into an At the Market Sales Agreement with McNicoll, Lewis & Vlak LLC and Wm Smith & Co (the “Sales Agents”) under which we may sell an aggregate of up to 20 million shares of our common stock from time to time through the Sales Agents. To date we have sold approximately 6.4 million shares of our common stock under this agreement.

Additional financing may not be available on favorable terms, or at all. If we are unable to raise additional funds when we need them, we will be required to delay, reduce, or eliminate some or all of our development, commercialization and clinical trial programs, including those related to Oncophage. We also may be forced to license or sell technologies to others under agreements that allocate to third parties substantial portions of the potential value of these technologies. We may also be unable to continue our operations, or we may become insolvent.

The United States economy, and possibly the global economy, has been experiencing a recession. While the duration of the recession cannot be predicted, this may have a material adverse effect on our liquidity and financial condition, particularly if our ability to raise additional funds is impaired. The ability of potential patients and/or health care payers to pay for Oncophage treatments could also be adversely impacted, thereby limiting our potential revenue. In addition, any negative impacts from the deterioration in the credit markets and related financial crisis on our collaborative partners could limit potential revenue from our product candidates.

We have significant long-term debt, and we may not be able to make interest or principal payments when due.

As of June 30, 2010, the principal portion of our total long-term debt, excluding the current portion, was $51.0 million. Our 5.25% convertible senior notes due February 2025 (the “2005 Notes”) do not restrict our ability or the ability of our subsidiaries to incur additional indebtedness, including debt that effectively ranks senior to the 2005 Notes. On each of February 1, 2012, February 1, 2015, and February 1, 2020, holders may require us to purchase their notes for cash equal to 100% of the principal amount of the notes, plus any accrued and unpaid interest. Holders may also require us to repurchase their notes upon a fundamental change, as defined, at a cash price equal to 100% of the principal amount of the notes to be repurchased, plus any accrued and unpaid interest, and in some cases, an additional “make-whole” premium.

At the maturity of our 8% senior secured convertible notes due August 2011 (the “2006 Notes”), we may elect to repay the then outstanding balance, currently $33.3 million at June 30, 2010, in cash or in common stock, subject to certain limitations. In no event will any of the note holders be obligated to accept equity that would result in them owning in excess of 9.99% of our outstanding common stock at any given time in connection with any conversion, redemption, or repayment of these notes. The 2006 Note agreements include material restrictions on our incurrence of debt and liens while these notes are outstanding, as well as other customary covenants.

Our ability to satisfy our obligations will depend upon our future performance, which is subject to many factors, including the factors identified in this “Risk Factors” section and other factors beyond our control. If we are not able to generate sufficient cash flow from operations in the future to service our indebtedness, we may be required, among other things, to:

•	seek additional financing in the debt or equity markets;

•	refinance or restructure all or a portion of our indebtedness;

•	sell, out-license, or otherwise dispose of assets; and/or

•	reduce or delay planned expenditures on research and development and/or commercialization activities.

Such measures might not be sufficient to enable us to make principal and interest payments. In addition, any such financing, refinancing, or sale of assets might not be available on economically favorable terms, if at all.

To date, we have had negative cash flows from operations. For the six months ended June 30, 2010, and the years ended December 31, 2009, 2008, and 2007, net cash used in operating activities was $9.2 million, $24.2 million, $28.9 million, and $26.7 million, respectively. Excluding our 2006 Notes, for which we may elect to pay the interest in cash or additional notes, and assuming no additional interest-bearing debt is incurred and no additional notes are converted, redeemed, repurchased, or exchanged, our cash interest payments will be approximately $900,000 annually thereafter until maturity.

Several factors could prevent the successful commercialization of Oncophage in Russia. In addition, we do not expect to generate significant revenue from sales of Oncophage in Russia for several months, if ever.

In April 2008, the Russian Ministry of Public Health issued a registration certificate for the use of Oncophage for the treatment of kidney cancer patients at intermediate risk for disease recurrence and, in September 2008, the FDA granted the necessary permission to allow for the export of Oncophage from the United States to Russia. The Russian registration was our first product approval from a regulatory authority.

Since approval modest sales have occurred in Russia. In order to continue our commercial efforts, our distributor will need to obtain and maintain the required import and export licenses required for this unique autologous product. As Oncophage can only be manufactured from a patient’s own tumor, acceptable tumors need to be sent to our manufacturing facility and vaccine returned to the site for patient administration. Complexities unique to the logistics of this product may delay shipments and limit our ability to move commercial product in an efficient manner without incident. New and evolving regulations in the United States and in Russia may require the submission of new or additional information to regulatory authorities. Efforts toward complying with such new regulations may take time and their effect on product-related logistics processes is not known. We currently do not have a business presence outside of the United States and rely on third parties to conduct our Oncophage operations in Russia. If we are unable to maintain local distribution arrangements including favorable pricing and payment terms, and/or appropriate logistical processes for distribution of Oncophage, our commercialization efforts would be adversely affected.

To date we have not been able to secure government reimbursement and there appears to be a limited private pay market in Russia. The amount of additional revenue generated from Oncophage in Russia will depend on, among other things, identifying sources of reimbursement and obtaining adequate reimbursement, including from national or regional funds, and physician and patient assessments of the benefits and cost-effectiveness of Oncophage. If we are unsuccessful in obtaining substantial reimbursement for Oncophage from national or regional funds, we will have to rely on private-pay for the foreseeable future, which will delay or reduce our sales because the ability and willingness of patients to pay is unclear. In addition, cost-containment measures by third parties may limit our reimbursement and prevent us from becoming profitable. Because we have limited resources and minimal sales and marketing experience, successful commercialization of Oncophage may not materialize. Furthermore, we may experience significant delays in the receipt of payment for Oncophage, or an inability to collect payments at all.

If we fail to obtain adequate levels of reimbursement for our product candidates there may be no commercially viable market for these products, or the commercial potential of these products may be significantly limited.

Public and private insurance programs may determine that our product candidates do not come within a category of items and services covered by their insurance plans. In Russia, Europe, and other countries outside the United States, government-sponsored health care systems typically pay a substantial share of health care costs, and they may regulate reimbursement levels of our products to control costs. Government and private third-party payers are increasingly challenging the prices charged for medical products and services, and increasingly attempting to limit and/or regulate the reimbursement for medical products. In many of the markets where we or our collaborative partners would commercialize a product following regulatory approval, the prices of pharmaceutical products are subject to price controls by various mechanisms. Russia is an evolving market and regulatory, legal, and commercial structures are less predictable than in more mature markets. In addition, the reimbursement system in Russia is changing rapidly and has experienced serious funding and administrative problems in its national and regional reimbursement programs. If we are unsuccessful in obtaining substantial reimbursement for Oncophage from national or regional funds, we will have to rely on private-pay, which may delay or prevent our launch efforts, because the ability and willingness of patients to pay for the product is unclear.

It is possible that there will be substantial delays in obtaining coverage of Oncophage, our product candidates, or the product candidates of our licensees or collaborative partners, if at all, and that, if coverage is obtained, there may be significant restrictions on the circumstances in which there would be reimbursement. Where government or insurance coverage is available, there may be prohibitive levels of patient coinsurance, making products unaffordable, or limits on the payment amount, which could have a material adverse effect on sales. If we are unable to obtain or retain adequate levels of reimbursement from government or private health plans, our or our collaborative partners’ ability to sell products will be adversely affected. We are unable to predict what impact any future regulation or third-party payer initiatives relating to reimbursement will have on our sales. Healthcare reform that may emerge from current policy debate may result in deleterious pricing and potential price controls on pharmaceutical and biotech products in the United States, Europe, and elsewhere.

If we fail to comply with regulatory requirements in the countries in which we conduct our business, if these regulatory requirements change, or if we experience unanticipated regulatory problems, our commercial launch of Oncophage could be prevented or delayed, or Oncophage could be subjected to restrictions, or be withdrawn from the market, or some other action may be taken that may be adverse to our business.

Regulatory authorities generally approve products for particular indications. If an approval is for a limited indication, this limitation reduces the size of the potential market for that product. Product approvals, once granted, are subject to continual review and periodic inspections by regulatory authorities. Later discovery of previously unknown problems or safety issues and/or failure to comply with applicable regulatory requirements can result in, among other things, warning letters, fines, injunctions, civil penalties, recall or seizure of products, total or partial suspension of production, refusal of the government to renew marketing applications, complete withdrawal of a marketing application, and/or criminal prosecution. Such regulatory enforcement could have a direct and negative impact on the product for which approval is granted, but also could have a negative impact on the approval of any pending applications for marketing approval of new drugs or supplements to approved applications.

In addition, our operations and marketing practices are subject to regulation and scrutiny by the United States government, as well as governments of any other countries in which we do business or conduct activities. Because we are a company operating in a highly regulated industry, regulatory authorities could take enforcement action against us in connection with our business and marketing activities for various reasons.

For example, our marketing and sales, labeling, and promotional activities in Russia are subject to local regulations. If we fail to comply with regulations prohibiting the promotion of products for non-approved indications or products for which marketing approval has not been granted, regulatory authorities could bring enforcement actions against us that could inhibit our marketing capabilities, as well as result in penalties. In addition, the United States Foreign Corrupt Practices Act prohibits U.S. companies and their representatives from offering, promising, authorizing, or making payments to foreign officials for the purpose of obtaining or retaining business abroad. Failure to comply with domestic or foreign laws, knowingly or unknowingly, could result in various adverse consequences, including possible delay in approval or refusal to approve a product, recalls, seizures, withdrawal of an approved product from the market, exclusion from government health care programs, imposition of significant fines, injunctions, and/or the imposition of civil or criminal sanctions against us and/or our officers or employees.

From time to time, new legislation is passed into law that could significantly change the statutory provisions governing the approval, manufacturing, and marketing of products regulated by the FDA and other global health authorities. Additionally, regulations and guidance are often revised or reinterpreted by health agencies in ways that may significantly affect our business and our products. It is impossible to predict whether further legislative changes will be enacted, or whether regulations, guidance, or interpretations will change, and what the impact of such changes, if any, may be.

We may not be able to make Oncophage available in countries other than Russia or in indications other than renal cell carcinoma.

Oncophage is currently only approved for marketing in Russia for the treatment of kidney cancer patients at intermediate risk for disease recurrence. The probability and timing of submissions and/or approval in any jurisdiction or indication for this product is uncertain.

In 2008, we submitted a marketing authorization application (“MAA”), to the European Medicines Agency (“EMEA”), requesting conditional authorization of Oncophage in earlier-stage, localized kidney cancer. After its review, the Committee for Medicinal Products for Human Use (“CHMP”) of the EMEA adopted a negative opinion on our MAA and subsequently we withdrew our application. We are currently evaluating our options to determine whether and how to proceed with Oncophage in renal cell carcinoma. If we continue to pursue a marketing authorization application for Oncophage with the EMEA, there is a high level of uncertainty regarding the probability and timing of a favorable outcome. In addition, even if we continue this pursuit, Oncophage may not achieve conditional approval in Europe because we may not successfully address issues associated with post-hoc analysis, subgroup analysis, lack of immunological data, product characterization, or other issues that may be of concern to the EMEA.

The FDA has indicated that our Phase 3 clinical trials of Oncophage cannot, by themselves, support a biologics license application (“BLA”) filings in the studies’ indications (renal cell carcinoma and metastatic melanoma). The signals and trends observed in the Phase 3 renal cell carcinoma and melanoma trials of Oncophage are based on data analysis of subgroups of patients, some of which were not pre-specified. While the subgroup data might be suggestive of treatment effect, under current regulatory guidelines the results cannot be expected, alone, to support registration or approval of Oncophage in the United States, and our existing data may not support registration or approval in other territories outside of Russia, including in Europe. Due to our lack of resources, our ability to perform additional studies may be limited. Furthermore, studies may take years to complete and may fail to support regulatory filings for many reasons. In addition, Oncophage is a novel therapeutic cancer vaccine that is patient-specific, meaning it is derived from the patient’s own tumor. The FDA and foreign regulatory agencies, including the EMEA, which is responsible for product approvals in Europe, and Health Canada, which is responsible for product approvals in Canada, have relatively little experience in reviewing this novel class of patient-specific oncology therapies. Therefore, Oncophage may experience a long regulatory review process and high development costs, either of which could delay or prevent our commercialization efforts.

Risks associated with doing business internationally could negatively affect our business.

With the registration of Oncophage in Russia, we are focusing our efforts on the commercialization of this product. However, Russia is an evolving market and regulatory, legal, and commercial structures are less predictable than in more mature markets. This unpredictability, as well as potential geopolitical instability in the Russian region, could negatively impact the regulatory and/or commercial environment there, which in turn could have an adverse effect on our business.

In addition, various other risks associated with foreign operations may impact our success. Possible risks include fluctuations in the value of foreign and domestic currencies, disruptions in the import, export, and transportation of patient tumors and our product, the product and service needs of foreign customers, difficulties in building and managing foreign relationships, the performance of our licensees or collaborators, and unexpected regulatory, economic, or political changes in foreign markets.

Our financial position, results of operations, and cash flows can be affected by fluctuations in foreign currency exchange rates, primarily for the euro and the ruble. Movement in foreign currency exchange rates could cause revenue or clinical trial costs to vary significantly in the future and may affect period-to-period comparisons of our operating results. Historically, we have not hedged our exposure to these fluctuations in exchange rates.

Our commercial and international operations experience and resources are limited and need to be developed or acquired. If we fail to do so, our revenues may be limited or nonexistent. In addition, we may be required to incur significant costs and devote significant efforts to augment our existing capabilities.

As we have limited experience with commercial and international operations, it may be difficult to accurately estimate our costs. We currently do not have employees, manufacturing, or business operations facilities outside of the United States and we will rely significantly on consultants, partners, and other third parties to conduct our sales, marketing, and distribution operations. If these third parties are unable to fulfill their obligations this could have a material adverse effect on our commercialization efforts. If in the future we elect to perform sales, marketing, and distribution functions ourselves, we will face a number of additional risks, including the need to recruit experienced marketing and sales personnel, or incur significant expenditures. In addition, we may need to compete with other companies that have more experienced and better-funded operations. Where we have licensed our products to third-party collaborators or licensees, we will be dependent on their commercial operations, sales and marketing expertise and resources, and any revenues we receive from those products will depend primarily on the sales and marketing efforts of others.

Our competitors in the biotechnology and pharmaceutical industries may have superior products, manufacturing capability, selling and marketing expertise and/or financial and other resources.

Our business and the products in development by our collaborative partners may fail because of intense competition from major pharmaceutical companies and specialized biotechnology companies engaged in the development of product candidates directed at cancer, infectious diseases and degenerative disorders. Several of these companies have products that utilize technologies similar to Oncophage and/or patient-specific medicine techniques, such as Dendreon and Accentia.

There is no guarantee that we will be able to compete with potential future products being developed by our competitors. More specifically, Oncophage may compete with therapies currently in development for non-metastatic renal cell carcinoma, such as Wilex AG’s Rencarex (WX-G250), which is in Phase 3 clinical trials. Additionally, sorafenib and sunitinib, which are approved for advanced renal cell carcinoma, are being studied in non-metastatic renal cell carcinoma, and other products that have been developed for metastatic renal cell carcinoma, such as temsirolimus, bevacizumab and pazopanib, may also be developed for non-metastatic renal cell carcinoma. As Oncophage is potentially developed in other indications, it will face additional competition in those indications. In addition, for Oncophage and all of our product candidates, prior to regulatory approval, we may compete for access to patients with other products in clinical development, with products approved for use in the indications we are studying, or with off-label use of products in the indications we are studying. We anticipate that we will face increased competition in the future as new companies enter markets we seek to address and scientific developments surrounding immunotherapy and other traditional cancer therapies continue to accelerate.

Our patent to purified QS-21 expired in most territories in 2008. Additional protection for our QS-21 proprietary adjuvant in combination with other agents is provided by our other patents. Our license and manufacturing agreements for QS-21 typically provide royalties for at least 10 years after commercial launch independent of patent expiry. However, there is no guarantee that we will be able to collect royalties in the future.

We are aware of a compound that claims to be identical to QS-21 that is being used in clinical trials. Several other vaccine adjuvants are in development and could compete with QS-21 for inclusion in vaccines in development. These adjuvants include, but are not limited to, oligonucleotides, under development by Pfizer, Idera, Juvaris, and Dynavax, anti-CTLA-4 antibody, under development by Pfizer and Bristol-Myers Squibb, MF59 and SAF, under development by Novartis, IC31, under development by Intercell, and MPL, under development by GSK. In addition, at least one company, CSL Limited, as well as academic institutions, are developing saponin adjuvants, including derivatives and synthetic formulations.

Many of our competitors, including large pharmaceutical companies, have greater financial and human resources and more experience than we do. Our competitors may:

•	commercialize their product candidates sooner than we commercialize our own;

•	develop safer or more effective therapeutic drugs or preventive vaccines and other therapeutic products;

•	implement more effective approaches to sales and marketing and capture some of our potential market share;

•	establish superior intellectual property positions;

•	discover technologies that may result in medical insights or breakthroughs, which render our drugs or vaccines obsolete, possibly before they generate any revenue; or

•	adversely affect our ability to recruit patients for our clinical trials.

Manufacturing problems may cause product launch delays, unanticipated costs, or loss of revenue streams.

If the demand for Oncophage is substantially greater than we anticipate, or if one of our product candidates or our licensees’ product candidates nears marketing approval or is approved for sale, we may be required to manufacture more product than we currently have capacity for. With higher manufacturing loads, we may experience higher manufacturing failure rates than we have in the past. We currently manufacture Oncophage in our Lexington, Massachusetts facility and we intend to continue using this facility to manufacture Oncophage to satisfy all demands for product. While we believe we will be able to cover all Oncophage demands in the near term, there is no guarantee that we will be able to meet any unanticipated increase in demand, and a failure to do so could adversely affect our business. Such demand may also limit our ability to manufacture Oncophage in support of clinical trials, and this could cause a delay or failure in our Oncophage programs. Manufacturing of Oncophage is complex, and various factors could cause delays or an inability to supply vaccine. Deviations in the processes controlling manufacture could result in production failures.

We can also manufacture other clinical products in our own manufacturing facility. This manufacturing facility has certain support areas that it shares with the Oncophage manufacturing areas. As we seek to make Oncophage available in other territories, the applicable regulatory bodies may require us to make our Oncophage manufacturing facility a single product facility. In such an instance, we would no longer have the ability to manufacture products such as AG-707 in our current facility. In order to prepare additional AG-707 to support future clinical trials, we would then have to manufacture or have manufactured this product in a good manufacturing practice compliant facility.

Currently, we do not manufacture QS-21 in our own manufacturing facility, and we have given our two QS-21 licensees who have the most advanced clinical programs utilizing QS-21 the right to manufacture QS-21 themselves or through third-party manufacturers. If these key licensees are unable to successfully manufacture or have manufactured QS-21, the commercialization of the product candidates being developed by such licensees could be delayed or prevented, and we could lose important potential future revenue streams. In addition, with respect to other third-party programs containing QS-21, if we choose to manufacture QS-21 in our own manufacturing facility, the investment of substantial funds and the recruitment of qualified personnel would be required in order to build and/or lease and operate new manufacturing facilities. We or our currently contracted suppliers, collaboration partners or licensees may never have the ability to manufacture commercial grade QS-21.

We currently rely upon and expect to continue to rely upon third parties, potentially including our collaborators or licensees, to produce materials required for product candidates, preclinical studies, clinical trials, and commercialization. A number of factors could cause production interruptions at our manufacturing facility or at our contract manufacturers, including equipment malfunctions, labor or employment retention problems, natural disasters, power outages, terrorist activities, or disruptions in the operations of our suppliers. Alternatively, there is the possibility we may have excess manufacturing capacity if product candidates do not progress as planned.

There are a limited number of contract manufacturers that are capable of manufacturing our product candidates. If we are unable to do so ourselves or to arrange for third-party manufacturing of these product candidates, or to do so on commercially reasonable terms, we may not be able to complete development of these product candidates or commercialize them ourselves or through our collaborative partners or licensees. Reliance on third-party manufacturers entails risks to which we would not be subject if we manufactured products ourselves, including reliance on the third party for regulatory compliance, the possibility of breach of the manufacturing agreement by the third party because of factors beyond our control, and the possibility of termination or non-renewal of the agreement by the third party, based on its own business priorities, at a time that is costly or inconvenient for us.

Manufacturing is also subject to extensive government regulation. Regulatory authorities must approve the facilities in which human health care products are produced. In addition, facilities are subject to ongoing inspections, and minor changes in manufacturing processes may require additional regulatory approvals, either of which could cause us to incur significant additional costs and lose revenue.

The drug development and approval process is uncertain, time-consuming, and expensive.

Clinical development, including preclinical testing and the process of obtaining and maintaining regulatory approvals for new therapeutic products, is lengthy, expensive, and uncertain. It also can vary substantially based on the type, complexity, and novelty of the product. We must provide regulatory authorities with manufacturing, product characterization, and preclinical and clinical data demonstrating that our product candidates are safe and effective before they can be approved for commercial sale. It may take us many years to complete our testing, and failure can occur at any stage of testing. Interim results of preclinical studies or clinical trials do not necessarily predict their final results, and acceptable results in early studies might not be seen in later studies. Any preclinical or clinical test may fail to produce results satisfactory to regulatory authorities for many reasons, including but not limited to insufficient product characterization, poor study structure conduct or statistical analysis planning, failure to enroll a sufficient number of patients or failure to prospectively identify the most appropriate patient eligibility criteria, and collectability of data. Preclinical and clinical data can be interpreted in different ways, which could delay, limit, or prevent regulatory approval. Negative or inconclusive results from a preclinical study or clinical trial, adverse medical events during a clinical trial, or safety issues resulting from products of the same class of drug could require a preclinical study or clinical trial to be repeated or cause a program to be terminated, even if other studies or trials relating to the program are successful. As of June 30, 2010, we have spent approximately 16 years and $276.8 million on our research and development program in heat shock proteins for cancer.

The timing and success of a clinical trial is dependent on enrolling sufficient patients in a timely manner, avoiding serious or significant adverse patient reactions, and demonstrating efficacy of the product candidate in order to support a favorable risk versus benefit profile, among other considerations. The timing and success of our clinical trials, in particular, are also dependent on clinical sites and regulatory authorities accepting each trial’s protocol, statistical analysis plan, product characterization tests, and clinical data. In addition, regulatory authorities may request additional information or data that is not readily available. Delays in our ability to respond to such requests would delay, and failure to adequately address concerns would prevent, our commercialization efforts.

Our existing Oncophage data may not support registration or approval for Oncophage in territories outside of Russia, including in the U.S. or Europe. Any additional studies may take years to complete and may fail to support regulatory filings for many reasons. In October 2008, we submitted a MAA to the EMEA, requesting conditional authorization of Oncophage in earlier-stage, localized kidney cancer. After its review the CHMP of the EMEA adopted a negative opinion on this MAA and subsequently we withdrew our application. We are currently evaluating our options to determine whether and how to proceed with Oncophage in renal cell carcinoma. If we continue to pursue a MAA for Oncophage with the EMEA, there is a high level of uncertainty regarding the probability and timing of a favorable outcome. In addition, even if we continue this pursuit, Oncophage may not achieve approval in Europe. Additionally, the FDA has indicated that our Phase 3 clinical trials of Oncophage cannot, by themselves, support BLA filings in the studies’ indications (renal cell carcinoma and metastatic melanoma). The signals and trends observed in the Phase 3 renal cell carcinoma and melanoma trials of Oncophage are based on data analysis of subgroups of patients, some of which were not pre-specified. While the subgroup data might be suggestive of treatment effect, under current regulatory guidelines the results cannot be expected, alone, to support registration or approval of Oncophage in the United States. Furthermore, regulatory authorities, including the FDA and the EMEA, may have varying opinions of our product characterization, preclinical and clinical trial data for our other product candidates, which could delay, limit, or prevent regulatory approval or clearance. Delays or difficulties in obtaining regulatory approvals or clearances for Oncophage and/or our product candidates may:

•	adversely affect the marketing of any products we or our licensees or collaborators develop;

•	impose significant additional costs on us or our licensees or collaborators;

•	diminish any competitive advantages that we or our licensees or collaborators may attain;

•	limit our ability to receive royalties and generate revenue and profits; and

•	adversely affect our business prospects and ability to obtain financing.

Delays or failures in our receiving regulatory approval for our product candidates in a timely manner may result in us having to incur additional development expense and subject us to having to secure additional financing. As a result, we will not be able to commercialize them in the timeframe anticipated, and our business will suffer.

New data from our research and development activities and/or resource considerations could modify our strategy and result in the need to adjust our projections of timelines and costs of programs.

Because we are focused on novel technologies, our research and development activities, including our nonclinical studies and clinical trials, involve the ongoing discovery of new facts and the generation of new data, based on which we determine next steps for a relevant program. These developments can occur with varying frequency and constitute the basis on which our business is conducted. We need to make determinations on an ongoing basis as to which of these facts or data will influence timelines and costs of programs. We may not always be able to make such judgments accurately, which may increase the costs we incur attempting to commercialize our product candidates. We monitor the likelihood of success of our initiatives and we may need to discontinue funding of such activities if they do not prove to be commercially feasible, due to our limited resources. These issues are pronounced in our efforts to commercialize Oncophage, which represents an unprecedented approach to the treatment of cancer.

We may need to successfully address a number of technological challenges in order to complete development of our product candidates. Moreover, these product candidates may not be effective in treating any disease or may prove to have undesirable or unintended side effects, toxicities, or other characteristics that may preclude our obtaining regulatory approvals or prevent or limit commercial use.

Failure to enter into significant collaboration agreements may hinder our efforts to develop and commercialize our product candidates and will increase our need to rely on other financing mechanisms, such as sales of debt or equity securities, to fund our operations.

We have been engaged in efforts to enter into collaborative agreements with one or more pharmaceutical or biotechnology companies to assist us with development and/or commercialization of our product candidates. If we are successful in entering into a collaborative agreement, we may not be able to negotiate agreements with economic terms similar to those negotiated by other companies. We may not, for example, obtain significant upfront payments or substantial royalty rates. If we fail to enter into collaboration agreements, our efforts to develop and/or commercialize our products or product candidates may be undermined. In addition, if we do not raise funds through collaboration agreements, we will need to rely on other financing mechanisms, such as sales of debt or equity securities, to fund our operations. Sales of certain securities may substantially dilute the ownership of existing stockholders. If we are unable to complete the sale of such securities, we may become insolvent.

While we have been pursuing these business development efforts for several years, we have not entered into a collaboration agreement relating to the potential development or commercialization of Oncophage. Due to the announcements in March 2006 that part I of our Phase 3 trial in renal cell carcinoma did not achieve its primary endpoint in the intent to treat population, and in November 2009 that the CHMP adopted a negative opinion on our MAA, and because companies may be skeptical regarding the potential success of a patient-specific product candidate, many companies may be unwilling to commit to an agreement prior to receipt of additional clinical data, if at all. In the absence of such data, potential collaborative partners may demand economic terms that are unfavorable to us, or may be unwilling to collaborate with us at all. Even if Oncophage generates favorable clinical data over the next several years, we may not be able to negotiate a collaborative transaction at all, or negotiate one that provides us with favorable economic terms.

In addition, we would consider license and/or co-development opportunities to advance Aroplatin and AG-707. These products are at an early stage, and collaborative partners or licensees may defer discussions until results from early clinical trials become available, or they may not engage in such discussions at all. Further clinical development of AG-707 will require a partner to support its advancement. Further internal development of Aroplatin has been discontinued.

Because we rely on collaborators and licensees for the development and commercialization of some of our product candidate programs, these programs may not prove successful, and/or we may not receive significant payments from such parties.

Part of our strategy is to develop and commercialize some of our product candidates by continuing our existing arrangements with academic and corporate collaborators and licensees and by entering into new collaborations. Our success depends on our ability to negotiate such agreements and on the success of the other parties in performing research, preclinical and clinical testing, completing regulatory applications, and commercializing product candidates. For example, the development of Oncophage for the treatment of glioma is currently dependent in large part on the efforts of our institutional collaborators, such as the Brain Tumor Research Center at the University of California, San Francisco, which is conducting Phase 2 clinical trials of Oncophage for the treatment of glioma. In addition, all product candidates containing QS-21 depend on the success of our collaborative partners or licensees, and the Company’s relationships with these third parties. Such product candidates depend on the successful and adequate manufacture and/or supply of QS-21, and our collaborators and licensees successfully enrolling patients and completing clinical trials, being committed to dedicating the resources to advance these product candidates, obtaining regulatory approvals, and successfully commercializing product candidates.

These development activities may fail to produce marketable products due to unsuccessful results or abandonment of these programs, failure to enter into future collaborations or license agreements, or the inability to manufacture product supply requirements for our collaborators and licensees. For example, recently, an undisclosed infectious disease Phase 3 program has been discontinued by one of our collaborators and in August 2006, Pharmexa A/S announced a decision to cease dosing patients in their Phase 2 clinical trial of their HER-2 Protein AutoVac™ breast cancer vaccine containing our QS-21 adjuvant, after it was determined that the trial was unlikely to meet its primary endpoint. Several of our agreements also require us to transfer important rights and regulatory compliance responsibilities to our collaborators and licensees. As a result of collaborative agreements, we will not control the nature, timing, or cost of bringing these product candidates to market. Our collaborators and licensees could choose not to devote resources to these arrangements or, under certain circumstances, may terminate these arrangements early. They may cease pursuing product candidates or elect to collaborate with different companies. In addition, these collaborators and licensees, outside of their arrangements with us, may develop technologies or products that are competitive with those that we are developing. From time to time, we may also become involved in disputes with our collaborators or licensees. Such disputes could result in the incurrence of significant expense, or the termination of collaborations. We may be unable to fulfill all of our obligations to our collaborators, which may result in the termination of collaborations. As a result of these factors, our strategic collaborations may not yield revenue. Furthermore, we may be unable to enter into new collaborations or enter into new collaborations on favorable terms. Failure to generate significant revenue from collaborations would increase our need to fund our operations through sales of debt or equity securities and would negatively affect our business prospects.

If we are unable to purify heat shock proteins from some cancer types, we may have difficulty successfully initiating clinical trials in new indications or completing our clinical trials, and, even if we do successfully complete our clinical trials, the size of our potential market could decrease.

Our ability to successfully develop and commercialize Oncophage for a particular cancer type depends in part on our ability to purify heat shock proteins from that type of cancer. If we experience difficulties in purifying heat shock proteins for a sufficiently large number of patients in our clinical trials, we may face delays in enrolling sufficient patients and subsequently utilize more internal resources to satisfy enrolment requirements. Manufacturing failures may also lower the probability of a successful analysis of the data from clinical trials and, ultimately, the ability to obtain regulatory approvals. We have successfully manufactured product across many different cancer types, however, the success rate per indication has varied. We have evolved our manufacturing processes to better accommodate a wider range of tumor types. Our current manufacturing technologies have been successful in manufacturing product from 92% of the RCC tumors received and 90% of the tumors received for patients enrolled in our ongoing clinical trials in glioma. We expect to continue to devote resources to allow for a better evaluation of tumor characteristics and screening methods in an attempt to increase manufacturing success rates.

We may encounter problems with other types of cancer as we expand our research. If we cannot overcome these problems, the number of cancer types that our heat shock protein product candidates could treat would be limited. In addition, if we commercialize our heat shock protein product candidates, we may not be able to replicate past manufacturing success rates and we may face claims from patients for whom we are unable to produce a vaccine.

If we fail to sustain and further build our intellectual property rights, competitors will be able to take advantage of our research and development efforts to develop competing products.

If we are not able to protect our proprietary technology, trade secrets, and know-how, our competitors may use our inventions to develop competing products. We currently have exclusive rights to 73 issued United States patents and 113 issued foreign patents. We also have exclusive rights to 5 pending United States patent applications and 39 pending foreign patent applications. However, we currently do not have any issued patents in Russia covering Oncophage and we may not have rights to Oncophage patents in other territories where we may pursue regulatory approval. In addition, our patents may not protect us against our competitors. Our patent positions, and those of other pharmaceutical and biotechnology companies, are generally uncertain and involve complex legal, scientific, and factual questions. The standards which the United States Patent and Trademark Office uses to grant patents, and the standards which courts use to interpret patents, are not always applied predictably or uniformly and can change, particularly as new technologies develop. Consequently, the level of protection, if any, that will be provided by our patents if we attempt to enforce them, and they are challenged, is uncertain. In addition, the type and extent of patent claims that will be issued to us in the future is uncertain. Any patents that are issued may not contain claims that permit us to stop competitors from using similar technology.

In addition to our patented technology, we also rely on unpatented technology, trade secrets, and confidential information. We may not be able to effectively protect our rights to this technology or information. Other parties may independently develop substantially equivalent information and techniques or otherwise gain access to or disclose our technology. We generally require each of our employees, consultants, collaborators, and certain contractors to execute a confidentiality agreement at the commencement of an employment, consulting, collaborative, or contractual relationship with us. However, these agreements may not provide effective protection of our technology or information, or in the event of unauthorized use or disclosure, they may not provide adequate remedies.

We may incur substantial costs as a result of litigation or other proceedings relating to patent and other intellectual property rights, and we may be unable to protect our rights in, or to use, our technology.

There has been substantial litigation and other proceedings regarding patent and other intellectual property rights in the pharmaceutical and biotechnology industries. We may become a party to patent litigation or other proceedings regarding intellectual property rights.

If we choose to go to court to stop someone else from using the inventions claimed in our patents, that individual or company has the right to ask a court to rule that our patents are invalid and should not be enforced against that third party. These lawsuits are expensive and would consume time and other resources even if we were successful in stopping the infringement of our patents. In addition, there is a risk that the court will decide that our patents are not valid and that we do not have the right to stop the other party from using the claimed inventions. There is also the risk that, even if the validity of our patents is upheld, the court will refuse to stop the other party on the grounds that such other party’s activities do not infringe our patents.

We may not have rights under some patents or patent applications related to some of our existing and proposed products or processes. Third parties may own or control these patents and patent applications in the United States and abroad. Therefore, in some cases, such as those described below, in order to develop, use, manufacture, sell, or import some of our existing or proposed products, or develop or use some of our existing or proposed processes, we or our collaborators may choose to seek, or be required to seek, licenses under third-party patents issued in the United States and abroad, or those that might issue from United States and foreign patent applications. In such an event, we likely would be required to pay license fees or royalties or both to the licensor. If licenses are not available to us on acceptable terms, we or our collaborators may not be able to exploit these products or processes.

Furthermore, a third party may claim that we are using inventions covered by such third-party’s patents or other intellectual property rights and may go to court to stop us from engaging in our normal operations and activities. These lawsuits are expensive. Some of our competitors may be able to sustain the cost of such litigation or proceedings more effectively than we can because of their substantially greater financial resources. There is a risk that a court would decide that we are infringing the third-party’s patents and would order us to stop the activities covered by the patents. In addition, there is a risk that a court will order us to pay the other party substantial damages for having violated the other party’s patents. The biotechnology industry has produced a proliferation of patents, and it is not always clear to industry participants, including us, which patents cover various types of products. The coverage of patents is subject to interpretation by the courts, and the interpretation is not always uniform. Moreover, patent holders sometimes send communications to a number of companies in related fields suggesting possible infringement, and we, like a number of biotechnology companies, have received such communications, including communications alleging infringement of a patent relating to certain gel-fiberglass structures. If we are sued for patent infringement, we would need to demonstrate that our products either do not infringe the patent claims of the relevant patent and/or that the patent claims are invalid, which we may not be able to do. Proving invalidity, in particular, is difficult, since it requires a showing of clear and convincing evidence to overcome the presumption of validity enjoyed by issued patents.

If patent litigation or other proceeding is resolved against us, we or our licensees or collaborators may be enjoined from using, manufacturing, selling, or importing our products or processes without a license from the other party, and we may be held liable for significant damages. We may not be able to obtain any required licenses on commercially acceptable terms or at all.

Uncertainties resulting from the initiation and continuation of patent litigation or other proceedings could have a material adverse effect on our ability to enter into collaborations with other entities, obtain financing, or compete in the marketplace. Patent litigation and other proceedings may also absorb significant management time and other resources.

Our patent protection for any compound or product that we seek to develop may be limited to a particular method of use or indication such that, if a third party were to obtain approval of the compound or product for use in another indication, we could be subject to competition arising from off-label use.

The patent landscape in our business is becoming increasingly congested with competing applications for protection of closely related compounds and technologies that arise from both industrial and academic research. Although we generally seek the broadest patent protection available for our proprietary compounds, competing art may prevent us from obtaining patent protection for the actual composition of matter of any particular compound and we may be limited to protecting a new method of use for the compound or otherwise restricted in our ability to prevent others from exploiting the compound. If we are unable to obtain patent protection for the actual composition of matter of any compound that we seek to develop and commercialize and must rely on method of use patent coverage, we would likely be unable to prevent others from manufacturing or marketing that compound for any use that is not protected by our patent rights. If a third party were to receive marketing approval for the compound for another use, physicians might nevertheless prescribe it for indications that are not described in the product’s labeling or approved by the FDA or other regulatory authorities. Even if we have patent protection of the prescribed indication, as a practical matter, we likely would have little recourse as a result of this off-label use. In that event, our revenues from the commercialization of the compound would likely be adversely affected.

If we fail to comply with our obligations in our intellectual property licenses with third parties, we could lose license rights that are important to our business.

We are a party to various license agreements under which we receive the right to practice and use important third-party patent rights and we may enter into additional licenses in the future. Our existing licenses impose, and we expect future licenses will impose, various diligence, milestone payment, royalty, insurance, and other obligations on us. If we fail to comply with these obligations, the licensor may have the right to terminate the license, in which event we might not be able to market any product that is covered by the licensed patents.

If we fail to retain the services of, and/or maintain positive relations with, key individuals and our employees, we may not be able to achieve our strategic and operational objectives.

Garo H. Armen, Ph.D., the Chairman of our Board of Directors and our Chief Executive Officer, co-founded Antigenics in 1994 with Pramod K. Srivastava, Ph.D., and has been and continues to be integral to building our company and developing our technology. If Dr. Armen severed his relationship with Antigenics, our business may be adversely impacted.

Effective December 1, 2005, we entered into an employment agreement with Dr. Armen. Subject to the earlier termination as provided in the agreement, the agreement had an original term of one year and is automatically extended thereafter for successive terms of one year each, unless either party provides notice to the other at least ninety days prior to the expiration of the original or any extension term. Dr. Armen plays an important role in our day-to-day activities. We do not carry key employee insurance policies for Dr. Armen or any other employee.

Dr. Srivastava currently has a consulting agreement with us pursuant to which he is retained to provide advice and services to Antigenics from time to time. This agreement has an initial term ending March 31, 2011.

We also rely greatly on engaging and retaining other highly trained and experienced senior management and scientific and operations personnel and consultants. The competition for these and other qualified personnel in the biotechnology field is intense. In order to reduce our expenses, we have eliminated certain employee benefits, restructured our business, and reduced staffing levels. This restructuring has eliminated any redundancy in skills and capabilities in key areas. If we are not able to attract and retain qualified personnel, we may not be able to achieve our strategic and operational objectives.

We may face litigation that could result in substantial damages and may divert management’s time and attention from our business.

Antigenics, our Chairman and Chief Executive Officer, Garo H. Armen, Ph.D., and two investment banking firms that served as underwriters in our initial public offering have been named as defendants in a federal civil class action lawsuit pending in the United States District Court for the Southern District of New York. Substantially similar actions were filed concerning the initial public offerings for more than 300 different issuers, and the cases were coordinated as In re Initial Public Offering Securities Litigation, 21 MC 92 for pre-trial purposes. The suit alleges that the brokerage arms of the investment banking firms charged secret excessive commissions to certain of their customers in return for allocations of our stock in the offering. The suit also alleges that shares of our stock were allocated to certain of the investment banking firms’ customers based upon agreements by such customers to purchase additional shares of our stock in the secondary market. Dr. Armen has been dismissed without prejudice from the lawsuit pursuant to a stipulation. The parties have reached a global settlement of the litigation. Under the settlement, the insurers will pay the full amount of settlement share allocated to the defendants, and the defendants will bear no financial liability. The company defendants, as well as the officer and director defendants who were previously dismissed from the action pursuant to tolling agreements, will receive complete dismissals from the case. On October 5, 2009, the Court entered an order granting final approval of the settlement, and subsequently judgment was entered. Various objectors have filed appeals. If for any reason the settlement does not become effective, we believe we have meritorious defenses to the claims and intend to defend the action vigorously. We are unable to predict the likelihood of an unfavorable outcome or estimate our potential liability, if any.

In addition, we may currently be, or may become involved in additional litigation. Any such litigation could be expensive in terms of out-of-pocket costs and management time, and the outcome of any such litigation is uncertain.

Our directors and officers insurance policies provide $30.0 million of coverage. This insurance coverage may not be sufficient to cover us for future claims.

Product liability and other claims against us may reduce demand for our products and/or result in substantial damages.

We face an inherent risk of product liability exposure related to testing our product candidates in human clinical trials and will face even greater risks upon the sale of Oncophage commercially, as well as if we sell our other product candidates commercially. An individual may bring a product liability claim against us if Oncophage or one of our product candidates causes, or merely appears to have caused, an injury. Product liability claims may result in:

•	decreased demand for Oncophage or our product candidates;

•	regulatory investigations;

•	injury to our reputation;

•	withdrawal of clinical trial volunteers;

•	costs of related litigation; and

•	substantial monetary awards to plaintiffs.

We manufacture Oncophage from a patient’s cancer cells, and a medical professional must inject Oncophage into the same patient from which it was manufactured. A patient may sue us if a hospital, a shipping company, or we fail to deliver the removed cancer tissue or that patient’s Oncophage. We anticipate that the logistics of shipping will become more complex if the number of patients we treat increases and that shipments of tumor and/or Oncophage may be lost, delayed, or damaged. Additionally, complexities unique to the logistics of commercial products may delay shipments and limit our ability to move commercial product in an efficient manner without incident. Currently, we do not have insurance that covers loss of or damage to Oncophage or tumor material, and we do not know whether such insurance will be available to us at a reasonable price or at all. We have limited product liability coverage for use of our product candidates. Our product liability policy provides $10.0 million aggregate coverage and $10.0 million per occurrence coverage. This limited insurance coverage may be insufficient to fully cover us for future claims.

If we do not comply with environmental laws and regulations, we may incur significant costs and potential disruption to our business.

We use hazardous, infectious, and radioactive materials, and recombinant DNA in our operations, which have the potential of being harmful to human health and safety or the environment. We store these hazardous (flammable, corrosive, toxic), infectious, and radioactive materials, and various wastes resulting from their use, at our facilities pending use and ultimate disposal. We are subject to a variety of federal, state, and local laws and regulations governing use, generation, storage, handling, and disposal of these materials. We may incur significant costs complying with both current and future environmental health and safety laws and regulations. In particular, we are subject to regulation by the Occupational Safety and Health Administration, the Environmental Protection Agency, the Drug Enforcement Agency, the Department of Transportation, the Centers for Disease Control and Prevention, the National Institutes of Health, the International Air Transportation Association, and various state and local agencies. At any time, one or more of the aforementioned agencies could adopt regulations that may affect our operations. We are also subject to regulation under the Toxic Substances Control Act and the Resource Conservation Development programs.

Although we believe that our current procedures and programs for handling, storage, and disposal of these materials comply with federal, state, and local laws and regulations, we cannot eliminate the risk of accidents involving contamination from these materials. Although we have limited pollution liability coverage ($2.0 million) and a workers’ compensation liability policy, we could be held liable for resulting damages in the event of an accident or accidental release, and such damages could be substantially in excess of any available insurance coverage and could substantially disrupt our business.

Risks Related to our Common Stock

Our officers and directors may be able to block proposals for a change in control.

Antigenics Holdings LLC is a holding company that owns shares of our common stock, and as of June 30, 2010, Antigenics Holdings LLC controlled approximately 11% of our outstanding common stock. Due to this concentration of ownership, Antigenics Holdings LLC can substantially influence all matters requiring a stockholder vote, including:

•	the election of directors;

•	the amendment of our organizational documents; or

•	the approval of a merger, sale of assets, or other major corporate transaction.

Our Chief Executive Officer directly and indirectly owns approximately 48% of Antigenics Holdings LLC. In addition, several of our directors and officers directly and indirectly own approximately 4% of our outstanding common stock.

The unaffiliated holders of certain convertible securities have the right to convert such securities into a substantial percentage of our outstanding common stock.

According to publicly filed documents, Mr. Brad M. Kelley beneficially owns 5,546,240 shares of our outstanding common stock and 31,620 shares of our series A convertible preferred stock. The shares of preferred stock are currently convertible at any time into 2,000,000 shares of common stock at an initial conversion price of $15.81, are non-voting, and carry a 2.5% annual dividend yield. If Mr. Kelley had converted all of the shares of preferred stock on June 30, 2010, he would have held approximately 7% of our outstanding common stock. We currently have a right of first refusal agreement with Mr. Kelley that provides us with limited rights to purchase certain of Mr. Kelley’s shares if he proposes to sell them to a third party.

Mr. Kelley’s substantial ownership position provides him with the ability to substantially influence the outcome of matters submitted to our stockholders for approval. Furthermore, collectively, Mr. Kelley and Antigenics Holdings LLC control approximately 17% of our outstanding common stock as of June 30, 2010, providing substantial ability, if they vote in the same manner, to determine the outcome of matters submitted to a stockholder vote. If Mr. Kelley were to convert all of his preferred stock into common stock, the combined total would increase to 19%. Additional purchases of our common stock by Mr. Kelley also would increase both his percentage of outstanding voting rights and the percentage combined with Antigenics Holdings LLC. While Mr. Kelley’s shares of preferred stock do not carry voting rights, the shares of common stock issuable upon conversion carry the same voting rights as other shares of common stock.

On October 30, 2006, we issued $25.0 million of our 2006 Notes to a group of institutional investors. These 2006 Notes, together with any interest paid in the form of additional 2006 Notes, are convertible into our common stock at a conversion price of $3.00 per share at the option of the investors. On June 30, 2010, one holder of the 2006 Notes had holdings which, if totally converted into shares of our common stock, would result in this holder owning approximately 8,975,000 shares. If such holder had exercised such conversion right on June 30, 2010, such holder would have owned approximately 8% of our outstanding common stock.

While the 2006 Notes do not carry any voting rights, the common stock issuable upon conversion of such securities do carry the same voting rights as other shares of common stock. The ownership positions following any such conversion, along with any open market purchases by such holders, could provide the holders with the ability to substantially influence the outcome of matters submitted to our stockholders for approval.

Our stock may be delisted from The NASDAQ Capital Market, which could affect its market price and liquidity.

Our common stock is currently listed on The NASDAQ Capital Market under the symbol “AGEN.” In the event that we fail to satisfy any of the listing requirements, our common stock may be put under review or removed from the listing on The NASDAQ Capital Market.

On July 20, 2010, we were notified by the Listing Qualifications Staff of NASDAQ (the “Staff”) indicating that we are not in compliance with the Bid Nasdaq Marketplace Rule 5550(a)(2) (the “Bid Price Requirement”) because the bid price for our common stock had closed below the minimum $1.00 per share requirement for 30 consecutive business days. In accordance with Nasdaq Marketplace Rule 5810(c)(3)(A), we have been provided 180 calendar days, or until January 18, 2010, to regain compliance with the Bid Price Requirement. After the initial 180 calendar day period, we may be eligible for an additional 180 day compliance period to regain compliance with the Bid Price Requirement, assuming we meet The NASDAQ Capital Market initial listing criteria set forth in Nasdaq Marketplace Rule 5505, excluding the Bid Price Requirement. To regain compliance with the minimum bid price continued listing requirement, the bid price of our common stock must close at $1.00 per share or more for a minimum of ten consecutive business days. The Staff may, in its discretion, require our common stock to maintain a bid price of at least $1.00 per share for a period in excess of ten consecutive business days before determining that we have demonstrated an ability to maintain long-term compliance.

If compliance is not demonstrated within the applicable compliance period, the Staff will notify us that our securities will be delisted from The NASDAQ Capital Market. However, we may appeal the Staff’s determination to delist our securities to a Hearings Panel. During any appeal process, shares of our common stock would continue to trade on The NASDAQ Capital Market. There can be no assurance that we will meet the requirements for continued listing on The NASDAQ Capital Market or whether any appeal would be granted by the Hearings Panel.

Provisions in our organizational documents could prevent or frustrate attempts by stockholders to replace our current management.

Our certificate of incorporation and bylaws contain provisions that could make it more difficult for a third party to acquire us without the consent of our Board of Directors. Our certificate of incorporation provides for a staggered board and removal of directors only for cause. Accordingly, stockholders may elect only a minority of our Board at any annual meeting, which may have the effect of delaying or preventing changes in management. In addition, under our certificate of incorporation, our Board of Directors may issue additional shares of preferred stock and determine the terms of those shares of stock without any further action by our stockholders. Our issuance of additional preferred stock could make it more difficult for a third party to acquire a majority of our outstanding voting stock and thereby effect a change in the composition of our Board of Directors. Our certificate of incorporation also provides that our stockholders may not take action by written consent. Our bylaws require advance notice of stockholder proposals and director nominations and permit only our President or a majority of the Board of Directors to call a special stockholder meeting. These provisions may have the effect of preventing or hindering attempts by our stockholders to replace our current management. In addition, Delaware law prohibits a corporation from engaging in a business combination with any holder of 15% or more of its capital stock until the holder has held the stock for three years unless, among other possibilities, the board of directors approves the transaction. Our Board of Directors may use this provision to prevent changes in our management. Also, under applicable Delaware law, our Board of Directors may adopt additional anti-takeover measures in the future.

Our stock has historically had low trading volume, and its public trading price has been volatile.

Between our initial public offering on February 4, 2000 and June 30, 2010, and for the six months ended June 30, 2010, the closing price of our common stock has fluctuated between $0.30 and $52.63 per share and $0.60 and $1.38 per share, respectively. The average daily trading volume for the six months ended June 30, 2010 was approximately 1,717,000 shares. The market may experience significant price and volume fluctuations that are often unrelated to the operating performance of individual companies. In addition to general market volatility, many factors may have a significant adverse effect on the market price of our stock, including:

•	continuing operating losses, which we expect over the next several years as we continue our development activities;

•	announcements of decisions made by public officials;

•	results of our preclinical studies and clinical trials;

•	announcements of technological innovations, new commercial products, failures of products, or progress toward commercialization by our competitors or peers;

•	developments concerning proprietary rights, including patent and litigation matters;

•	publicity regarding actual or potential results with respect to product candidates under development; and

•	quarterly fluctuations in our financial results.

The sale of a significant number of shares could cause the market price of our stock to decline.

The sale by us or the resale by stockholders of a significant number of shares of our common stock could cause the market price of our common stock to decline. As of June 30, 2010, we had approximately 98,692,000 shares of common stock outstanding. All of these shares are eligible for sale on The NASDAQ Capital Market, although certain of the shares are subject to sales volume and other limitations. We have filed registration statements to permit the sale of approximately 25,437,000 shares of common stock under our equity incentive plan and certain equity plans that we assumed in our acquisitions of Aquila Biopharmaceuticals, Inc. and Aronex Pharmaceuticals, Inc. We have also filed registration statements to permit the sale of 1,000,000 shares of common stock under our employee stock purchase plan, to permit the sale of 450,000 shares of common stock under our Directors’ Deferred Compensation Plan, to permit the sale of 17,417,434 shares of common stock pursuant to the private placement agreement dated January 9, 2008, to permit the sale of 14,000,000 shares of common stock pursuant to the private placement agreement dated April 8, 2008, to permit the sale of 9,673,900 shares of common stock pursuant to a private placement agreement dated July 30, 2009 and to permit the sale of 8,552,632 shares of common stock pursuant to a private placement agreement dated August 3, 2009. As of June 30, 2010, an aggregate of 39.6 million shares remain available for sale under these registration statements. The market price of our common stock may decrease based on the expectation of such sales.

As of June 30, 2010, options to purchase 7,237,071 shares of our common stock with a weighted average exercise price per share of $2.27 were outstanding. Many of these options are subject to vesting that generally occurs over a period of up to four years following the date of grant. As of June 30, 2010, we have 662,828 nonvested shares outstanding.

Because we are a small public company we believe we have been disproportionately negatively impacted by the Sarbanes-Oxley Act of 2002 and related regulations which have increased our costs in the past and have required additional management resources.

The Sarbanes-Oxley Act of 2002 and rules adopted by the SEC and the NASDAQ have resulted in significant costs to us. In particular, our efforts to comply with Section 404 of the Sarbanes-Oxley Act of 2002 and related regulations regarding the required assessment of our internal control over financial reporting, and our independent registered public accounting firm’s audit of internal control over financial reporting, have required commitments of significant management time. We expect these commitments to continue. Additionally, these laws and regulations could make it more difficult for us to attract and retain qualified members for our Board of Directors, particularly independent directors, or qualified executive officers.

Our internal control over financial reporting (as defined in Rules 13a-15 of the Securities Exchange Act) is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of our consolidated financial statements for external purposes in accordance with U.S. generally accepted accounting principles. Because of its inherent limitations, internal control over financial reporting may not prevent or detect all deficiencies or weaknesses in our financial reporting. While our management has concluded that there were no material weaknesses in our internal control over financial reporting as of December 31, 2009, our procedures are subject to the risk that our controls may become inadequate because of changes in conditions or as a result of a deterioration in compliance with such procedures. No assurance is given that our procedures and processes for detecting weaknesses in our internal control over financial reporting will be effective.

Item 6.	Exhibits

The Exhibits listed in the Exhibit Index are included in this Quarterly Report on Form 10-Q.

ANTIGENICS INC.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Date: August 6, 2010	ANTIGENICS INC.

/s/ SHALINI SHARP
Shalini Sharp
Chief Financial Officer

EXHIBIT INDEX

Exhibit No.	Description
3.1	Amended and Restated Certificate of Incorporation of Antigenics Inc. filed as Exhibit 3.1 to our Current Report on Form 8-K (File No. 0-29089) dated June 10, 2002 and incorporated herein by reference.

3.1.1	Certificate of Amendment to Amended and Restated Certificate of Incorporation of Antigenics Inc. filed as Exhibit 3.1 to our Current Report on Form 8-K (File No. 0-29089) dated June 11, 2007 and incorporated herein by reference.

3.2	Third Amended and Restated By-laws of Antigenics Inc. filed as Exhibit 3.2 to our Quarterly Report on Form 10-Q/A (File No. 0-29089) dated November 10, 2008 and incorporated herein by reference.

3.3	Certificate of Designation, Preferences and Rights of the Series A Convertible Preferred Stock of Antigenics Inc. filed with the Secretary of State of the State of Delaware on September 24, 2003. Filed as Exhibit 3.1 to our Current Report on Form 8-K (File No. 0-29089) filed on September 25, 2003 and incorporated herein by reference.

3.4	Certificate of Designations, Preferences and Rights of the Class B Convertible Preferred Stock of Antigenics Inc. Filed as Exhibit 3.1 to our Current Report on Form 8-K (File No. 0-29089) filed on September 5, 2007 and incorporated herein by reference.

4.1	Waiver of Rights Upon Issuance of Other Securities dated May 27, 2010 between Antigenics Inc. and Ingalls & Snyder Value Partners L.P. Filed herewith.

10.1	Landlord, Sublessor and Sublessee Agreement dated August 4, 2010 between Antigenics Inc., Cubist Pharmaceuticals, Inc., and TBCI, LLC, as Trustee of 3 Forbes Realty Trust. Filed herewith.

10.2	Sublease Agreement by and between Antigenics Inc. and Cubist Pharmaceuticals, Inc. dated July 30, 2010. Filed herewith.

31.1	Certification of Chief Executive Officer pursuant to Rules 13a-14(a) and 15d-14(a) under the Securities Exchange Act of 1934, as amended. Filed herewith.

31.2	Certification of Chief Financial Officer pursuant to Rules 13a-14(a) and 15d-14(a) under the Securities Exchange Act of 1934, as amended. Filed herewith.

32.1	Certification of Chief Executive Officer and Chief Financial Officer pursuant to 18 U.S.C. Section 1350 as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002. Furnished herewith.

Exhibit 4.1

ANTIGENICS, INC.

Waiver of Rights Upon Issuance of Other Securities

RECITALS

1.	Reference is made to the Senior Secured Convertible Notes issued on October 30, 2006 (together with any senior secured convertible notes issued in replacement or exchange thereof in accordance with the terms thereof and any senior secured convertible notes issued to pay interest, the “Notes”), by Antigenics, Inc., a Delaware corporation (the “Company”) to Ingalls & Snyder Value Partners L.P. (“Ingalls”) and Penrith LTD (“Perinth”) and together with Ingalls, the “Investors”).

2.	Pursuant to an At Market Issuance Sales Agreement between the Company and McNicoll, Lewis & Vlak LLC and Wm Smith & Co., dated February 26, 2010, the Company has sold a total of 6,435,985 common shares, par value $0.01 per share, between April 13, 2010 and May 19, 2010, at prices that range from $1.25 to $1.57 per share (the “New Securities”).

3.	Pursuant to Section 7(a) of the Notes, the Investors have certain anti-dilutive rights upon issuance of the New Securities.

4.	The undersigned Ingalls holds Notes representing at least a majority of the aggregate principal amount of the Notes outstanding as of the date hereof.

NOW THEREFORE, the undersigned agree as follows:

1.	Waiver. The Investors hereby waive all of their rights under Sections 4 and 7(a) of the Notes with respect to the sale and issuance of the New Securities.

2.	Miscellaneous. Other than as specifically set forth herein, this Waiver of Rights Upon Issuance of Other Securities shall not be construed as a consent to any future action or a waiver of any right or remedy on any future occasion. This Waiver of Rights Upon Issuance of Other Securities may be executed in one or more counterparts, all of which shall be considered to be and the same waiver.

IN WITNESS WHEREOF, the undersigned have executed this Waiver of Rights Upon Issuance of Other Securities as of May 27, 2010.

ANTIGENICS, INC.

By:	/s/ Shalini Sharp
Name: Shalini Sharp
Title: Chief Financial Officer

INVESTORS:

INGALLS & SNYDER VALUE PARTNERS, L.P.

By:	/s/ Thomas O. Boucher
Name: Thomas O. Boucher
Title: General Partner

Exhibit 10.1

LANDLORD, SUBLESSOR AND SUBLESSEE

AGREEMENT

This Agreement (the “Agreement”) is made and entered into as of the 4th day of August, 2010 by and among TBCI, LLC, as Trustee of 3 Forbes Realty Trust (hereinafter referred to as “Landlord” or “Master Landlord”), Antigenics, Inc., a Delaware corporation (hereinafter referred to as “Sublessor”) and Cubist Pharmaceuticals, Inc., a Delaware corporation (hereinafter referred to as “Sublessee”).

WHEREAS, Sublessor is a tenant under a certain Lease dated December 6, 2002, as amended by First Amendment to Lease dated August 15, 2003, Second Amendment of Lease dated March 7, 2007, Third Amendment of Lease dated April 23, 2008, and by Fourth Amendment of Lease dated September 30, 2008 (hereinafter collectively referred to as the “Master Lease”) with Landlord which leases to Sublessor certain premises (hereinafter referred to as the “Demised Premises”) located within the building with an address of 3 Forbes Road, Lexington, Massachusetts, and as are more particularly described in the Master Lease.

WHEREAS, Sublessee desires to sublease to Sublessee approximately 9,641 square feet of rentable space located on the first floor of the Demised Premises (hereinafter referred to as the “Subleased Premises”).

WHEREAS, Sublessor and Sublessee have requested that Landlord permit the sublease of the Subleased Premises in accordance with the Sublease Agreement (the “Sublease”) dated July 30, 2010 by and between Sublessor and Sublessee;

NOW THEREFORE, for good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, Landlord, Sublessor and Sublessee agree as follows:

1. Landlord permits Sublessor to sublease the Subleased Premises to Sublessee pursuant to the terms of this Agreement. The permission of Sublessor to sublet the Subleased Premises to Sublessee is limited to the Sublessee as herein provided and any subsequent request for assignment or subletting, is subject to and conditioned upon the provisions of the Master Lease. Sublessee has no rights to sublet or assign any portion of the Subleased Premises, regardless of any contrary provision in the Sublease, without the prior written consent of Landlord.

2. Sublessor remains primarily and fully liable for all of its covenants, obligations, agreements, liabilities, duties and payments under the Master Lease. The Master Lease remains in full force and effect and unchanged in any respect. Sublessor represents and warrants to Landlord, to the best of Sublessor’s knowledge, that as of the date hereof, Landlord has fulfilled Landlord’s obligations under the Master Lease. Landlord represents and warrants to Sublessor, to the best of Landlord’s knowledge, that as of the date hereof, Sublessor has fulfilled Sublessor’s obligations under the Master Lease.

3. The Sublease is an agreement between Sublessor and Sublessee. Sublessor and Sublessee represent and warrant to Landlord that attached hereto as Exhibit A is a true, correct and complete copy of the Sublease, and that the Sublease constitutes the entire agreement of Sublessor and Sublessee with respect to the matters therein described. Sublessor and Sublessee agree that the Sublease will not be modified or amended in any way without the prior written consent of Landlord.

4. The Master Lease is superior to the Sublease in all respects. The Sublease imposes no obligations upon Landlord, and in no event shall Landlord be deemed a party to the Sublease.

Notwithstanding anything to the contrary in the Sublease, Master Landlord shall have no obligation to recognize Sublessee and if the Master Lease is terminated prior to the stated expiration date provided in the Master Lease the Sublessee shall, subject to Master Landlord’s right to elect to require Sublessee to attorn as hereinafter provided, likewise terminate on the date of such termination. In connection with such termination, Sublessee, at its sole expense, shall surrender the Subleased Premises to Master Landlord in the manner provided for in the Master Lease, including the removal of all of its personal property from the Subleased Premises and from any part of the building of which the Subleased Premises are a part and to which it is not otherwise entitled to occupy, and repair all resulting damage to the Subleased Premises and such building. In the event of any such termination Master Landlord shall give Sublessee written notice of same and Sublesse shall either (the choice depending on the election of Master Landlord in said notice) (1) surrender the Subleased Premises to the Master Landlord in the manner provided for in the Master Lease on or before the date that is 60 days from the date of such notice, or (2) immediately upon such notice attorn to the Master Landlord and continue to use the Subleased Premises for the remainder of the term of the Sublease.

In the event of the termination of the Master Lease, Sublessee agrees, at Master Landlord’s option, to attorn to the Master Landlord and to continue the use, possession and occupancy of the Subleased Premises upon all of the terms, covenants, conditions and agreements set forth in the Sublease for the remainder of the term of the Sublease. This provision shall be self-operative upon Master Landlord’s written notice to Sublessee of Master Landlord’s election to exercise such option.

5. Sublessor and Sublessee agree that Landlord is not responsible for the payment of any commission or fees in connection with the Sublease and Sublessor and Sublessee jointly and severally agree to indemnify and hold harmless Landlord from and against any claims, liabilities, losses or expenses, including reasonable attorneys’ fees, incurred by Landlord in connection with any claims for commissions or fees by any broker or agent in connection with the Sublease. Sublessor shall be responsible for paying all Landlord’s reasonable costs and expenses including attorneys’ fees, in connection with drafting this Agreement and reviewing the Sublease, and all such amounts shall be promptly paid by Sublessor within five (5) business days of Landlord’s delivery to Sublessor of invoices for such amounts.

6. Except for the following provisions of the Master Lease which have been expressly excluded from the Sublease: the following definitions: Base Building Work, Amenities Work, Rights of Extension, BAE, Base Building Plans, Delivery Condition, Effective Date, Extension Term, First Additional Premises, First Expansion Date, Food Service Facility, Initial Term, Landlord’s Restoration Work, Landlord’s Work, Letter of Credit, Original Premises, Partial Completion, Second Additional Premises, Second Expansion Delivery Date, Second Expansion Rent Commencement Date, Substantial Completion, Tenant Improvements Plans, and Tenant’s Electricity Costs; Sections 2.1 through Section 2.5 (b); Section 2.6; Section 2.7 (except that Sublessee will execute a written amendment to the extent required of Sublessor as tenant under Section 2.7); Sections 3.1 and 3.2; Section 3.3 (a); the fourth and fifth sentence of Section 3.3 (b); Section 3.3 (c) and (d); Section 3.4; all of Section 4.1 except the last sentence; Section 4.3; Sections 4.4 through 4.7; Section 4.8; all of Section 5.1 except the first sentence; all references in Section 5.2 to BAE and the Clean Room Operations; Section 6.2; Section 6.6; all reference to “Permitted Alterations” in Section 7.5; Article VIII; the following clause in the first sentence of Section 9.1 (“provided, however, that as a condition to such subordination…so long as no Event of Default exists”); Articles X (except that Sublessee shall have the obligation to restore Sublessee’s Work to the extent Sublessor, as tenant under the Lease, has the obligation to restore Tenant’s Work) and XI; the second and third sentences of Section 12.2 (b); the last sentence of Section 12.5; Sections 12.7, 13.1, 13.8, 13.9 and 13.11; the last two sentences of Section 13.12; the following subsections of Section 14.1: (b)-(i), (q), (s) and (t); Exhibits C, D, E, F, G, H and I; and the Amendments (except to the extent the Amendment amends a particular definition in the Lease) and the modification letter agreement; Sublessee, as to the Subleased Premises, agrees to comply with each and every covenant, agreement and condition on the part of Sublessor to be performed under the Master Lease.

7. Sublessee agrees, from time to time, upon not less than ten (10) days’ prior written request by Landlord, to execute, acknowledge and deliver to Landlord and/or other third parties designated by Landlord a statement in writing addressed to such party as Landlord shall designate in its notice to Sublessee, certifying that the Sublease is unmodified and in full force and effect and that Sublessee has no defenses, offsets or counterclaims against its obligations to pay the rent and to perform its other covenants under the Sublease (or, if there have been any permitted modifications thereunder that the same is in full force and effect as modified and stating the modifications and, if there are any defenses, offsets, counterclaims or defaults, setting them forth in reasonable detail), the dates to which rent has been paid, a statement that Sublessor is not in default under the Sublease (or if in default, the nature of such default, in reasonable detail), and any additional non-proprietary or non-confidential information reasonably requested by Landlord. Any such statement delivered pursuant to this Section may be relied upon by any prospective purchaser or mortgagee.

8. Each of Sublessor and Sublessee shall, simultaneously upon the mailing of any default notice to the other under the Sublease, mail a copy of the same to Landlord in accordance with the provisions of the Master Lease. The notice provisions of the Master Lease shall be applicable hereunder, with notice to Sublessee at the same address as Sublessor.

9. The Landlord (and its designees) shall be a named insured under Sublessee’s insurance policies and shall receive certificates evidencing such insurance upon execution hereof and thereafter upon five (5) days written request which insurance shall not be cancelable on less than thirty (30) days prior written notice to Landlord. Sublessee is required to comply with the insurance requirements of the Master Lease including securing insurance in such amounts and policies as is required for Sublessor to secure under the Master Lease; provided, however, the terms of this Section 9 shall not be deemed to relieve or modify Sublessor’s obligations under the Master Lease regarding insurance.

10. Sublessee hereby releases Master Landlord (and any and all persons claiming by, through or under Master Landlord) from any liability for any loss or damage of any kind or for any injury to or death of persons or damage to property of Sublessee or any other person from any cause whatsoever (including, without limitation, bursting pipes, water leaks and smoke) by reason of the construction, use, occupancy or enjoyment of the Subleased Premises by Sublessee or any person therein or holding under Sublessee. Sublessee agrees to, and hereby does, exonerate, defend, indemnify, save and hold harmless Master Landlord (and any and all persons claiming by, through or under Master Landlord) from and against all claims, actions, proceedings, demands, defenses thereof, damages, costs and expenses and liability of any kind or nature whatsoever, including, without limitation, reasonable attorneys’ fees and all damages arising from: (i) any such real or claimed loss or damage or liability; (ii) any breach of the Sublease or this Agreement by Sublessee or those for whom Sublessee is responsible (including Sublessor’s liabilities under the Master Lease as a consequence of such default); and (iii) all liens, claims and demands occurring in, or at the Subleased Premises, or arising out of the construction, use, occupancy or enjoyment of the Subleased Premises, or any repairs or alterations which may be made to the Subleased Premises, or occasioned in whole or in part by any act, omission, or negligence of Sublessee, its agents, contractors, licensees, servants, employees, or invitees of Sublessee or Sublessee’s contractors or licensees, or persons coming into the Subleased Premises for the purpose of visiting or dealing with any one or more of the foregoing or arising from any accident, injury or damage occurring outside of the Subleased Premises but in, on or about the Master Landlord’s property (except that to the extent required by applicable Massachusetts law, the foregoing shall not apply to Master Landlord’s negligent acts or omissions).

11. Sublessor represents and warrants to Sublessee and Landlord that the party executing this Agreement on behalf of Sublessor has been duly authorized to do the same and bind Sublessor to the terms and provisions of this Agreement. Sublessee represents and warrants to Sublessor and Landlord that the party executing this Agreement on behalf of Sublessor has been duly authorized to do the same and bind Sublessor to the terms and provisions of this Agreement. Landlord represents and warrants to Sublessor and Sublessee that the party executing this Agreement on behalf of Landlord has been duly authorized to do the same and bind Landlord to the terms and provisions of this Agreement.

12. This Agreement may be signed in multiple counterpart originals, which counterparts, when assembled with the signatures of all parties, shall constitute one document.

[remainder of this page intentionally left blank; signatures appear on the following page]

Executed as a sealed instrument as of the date first written above.

SUBLESSOR:		SUBLESSEE:

ANTIGENICS, INC.		CUBIST PHARMACEUTICALS, INC.

By:	/s/ John Cerio	By:	/s/ Steven C. Gilman
Name:	John Cerio	Name:	Steven C. Gilman
Title:	Vice President	Title:	Chief Scientific Officer
Duly Authorized		Duly Authorized

LANDLORD:

TBCI, LLC, AS TRUSTEE OF 3 FORBES REALTY TRUST

By:	/s/ Robert A. Schalger
Name:	Robert A. Schlager
Title:	Treasurer and Vice President
Duly Authorized

(Copy of Sublease)

Exhibit 10.2

SUBLEASE

Antigenics Inc., a Delaware corporation, with a place of business at 3 Forbes Road, Lexington, Massachusetts (“Sublessor”), and Cubist Pharmaceuticals, Inc, a Delaware corporation with a place of business at 65 Hayden Avenue, Lexington, Massachusetts 02421 (“Sublessee”), make this Sublease as of July 30, 2010.

Preliminary Statement

Sublessor is the tenant under a Lease dated as of December 6, 2002, by and between Sublessor and BHX, LLC, a Massachusetts limited liability company, as trustee of 3 Forbes Realty Trust, a Massachusetts nominee trust (the “Original Lessor”), as landlord, as amended by: (i) First Amendment to Lease dated August 15, 2003 between Sublessor and Original Lessor, (ii) Second Amendment to Lease dated March 7, 2007 between Sublessor and Original Lessor, (iii) Third Amendment to Lease dated April 23, 2008 between Sublessor and Original Lessor, (iv) Fourth Amendment to Lease dated September 30, 2008 between Sublessor and TBCI, LLC, as successor in interest to Original Lessor (“Lessor”) (collectively, the “Amendments”); and as modified by letter agreement dated July 10, 2006 between Sublessor and Original Lessor (said Lease, as so amended and modified, being hereinafter referred to as the “Lease” is attached hereto as Exhibit A), with respect to premises (the “Premises”) consisting of approximately 161,530 square feet on the first and second floors the Building, which is commonly known as 3 Forbes Road, Lexington, Massachusetts, all as more particularly described in the Lease.

Sublessor desires to sublet to Sublessee, and Sublessee desires to accept from Sublessor, a portion of the Premises consisting of approximately 9,641 rentable square feet of space (“Leasable Square Footage of Subleased Premises”), consisting of a portion of the first floor of the Building as more particularly shown on Exhibit B attached hereto (the “Subleased Premises”), on the terms and conditions set forth in this Sublease. Sublessor represents, warrants and covenants that it has not collaterally assigned its interests in the Lease to any of its lenders or other parties.

Agreement

In consideration of the mutual covenants of this Sublease and other valuable consideration, the receipt and sufficiency of which Sublessee and Sublessor hereby acknowledge, Sublessor and Sublessee agree as follows:

1. Subleased Premises.

Sublessor hereby subleases to Sublessee, and Sublessee hereby subleases from Sublessor, the Subleased Premises subject to the terms and conditions of this Sublease. Sublessor shall deliver the Subleased Premises to Sublessee in such “AS IS, WHERE IS” condition as exists on the date delivered to Sublessee, broom clean, with the base Building electric, HVAC and plumbing systems serving the Subleased Premises in good working order and repair. Following execution of this Sublease, Sublessor shall demise the Subleased Premises from the balance of the Premises to the extent required by applicable building codes (“Sublessor’s Work”). Upon taking occupancy of the Subleased Premises, Sublessee shall conclusively be deemed to have accepted the Subleased Premises in the condition delivered and to have acknowledged that the same are in good condition and satisfactory to Sublessee in all respects and Sublessor has no obligation to make any improvements to such portion of the Subleased Premises. Sublessee’s failure to notify Sublessor of any problems with the working order and repair of the base Building systems serving the Subleased Premises within thirty (30) days from delivery shall be deemed to be Sublessee’s agreement that Sublessor has satisfied its delivery requirement. Sublessee acknowledges that Sublessor has made no representations or warranties concerning the Subleased Premises or the Building or their fitness for Sublessee’s purposes. The Subleased Premises are leased with the benefit of the non-exclusive right to use in common with others at any time entitled thereto the areas shown on Exhibit B (the “Common Areas”) solely for purposes of access to and egress from the Subleased Premises. Sublessee shall comply with all rules and regulations of Sublessor concerning the use of the Common Areas. Sublessor shall have the right from time to time to change the Common Areas provided Sublessor provides substantially similar access and egress.

2. Term. (a) The term of this Sublease (the “Sublease Term”) shall commence on the latest of (i) the date that Lessor consents to this Sublease in writing, and (ii) August 1, 2010 (the “Commencement Date”) and shall terminate on July 31, 2012 (“Sublease Term Expiration Date”), or such sooner date upon which the Sublease Term may expire or terminate under this Sublease, the Lease or pursuant to law. Promptly following the final determination of the Commencement Date and upon request of Sublessor, Sublessor and Sublessee shall jointly execute a written declaration specifying the actual Commencement Date.

(b) Sublessor shall have an on-going right to terminate the Sublease Term before the Sublease Term Expiration Date with respect to the entire Subleased Premises on five (5) months advance written notice to Sublessee (the “Termination Notice”), but the early termination date may not occur earlier than the 17-month anniversary of the Commencement Date (the “Early Termination Date”). Upon the delivery of the Termination Notice, the Early Termination Date shall be substituted as the Sublease Term Expiration Date, as defined above, and Sublessee shall yield up the Subleased Premises in the condition required hereunder on such date.

(c) Provided that Sublessor has not (i) terminated in accordance with subsection 2(b), and (ii) subleased the Subleased Premises to another party and does not require use of the same for its own operations, upon the mutual agreement of the parties, which agreement must be in writing and signed by both parties on or before the expiration of the then current Sublease Term, the Sublease Term may be extended on a month-to-month basis (but in no event shall the Sublease Term extend beyond the term of the Lease) on the same terms and conditions contained herein. The parties shall use reasonable efforts to notify the other of its desire to so extend the Sublease Term as early as possible before the date that is thirty (30) days prior to the expiration of the then Sublease Term. Sublessee shall yield up the Subleased Premises in the condition required hereunder on the date of termination pursuant to this subsection 2(c).

3. Use. Subject to applicable Legal Requirements, the Subleased Premises may be used only for laboratory (including the use of Hazardous Materials to the extent permitted hereunder and under the Lease), research and development, general office purposes and lawful uses ancillary to any of the foregoing principle uses (the “Permitted Use”). Sublessee shall comply with all Legal Requirements governing or affecting Sublessee’s use of the Subleased Premises, and Sublessee acknowledges that Sublessor has made no representations or warranties concerning whether the Permitted Use comply with such Legal Requirements. Sublessee shall be responsible for obtaining any and all licenses, permits and other authorizations required for Sublessee to use the Subleased Premises for the Permitted Use.

(a) Access. Subject in all events to Sublessor’s rights under this Sublease, the terms and conditions of the Lease, casualty, condemnation, Force Majeure, Legal Requirements or other reason beyond Sublessor’s reasonable control, Sublessor shall not limit Sublessee’s right to access to the Subleased Premises twenty-four (24) hour, seven (7) days a week, fifty-two (52) weeks a year.

(b) Security. Except in the event of an emergency or as otherwise permitted hereunder, the laboratory space within the Subleased Premises shall be accessible only through a key card access system, and Sublessor shall have access to the laboratory space and the office portion of the Sublease Premises only for purposes of performing its obligations under the Lease and this Sublease and for confirming Sublessee’s compliance with its obligations under this Sublease.

(c) Demising Work. Sublessor and Sublessee acknowledge and agree that Sublessor may at some point during the Sublease Term sublease certain office space located outside of and adjacent to the Subleased Premises (the “Adjacent Office Space”), and that prior to such subletting, Sublessor, at Sublessor’s expense, shall demise the Adjacent Office Space from the Subleased Premises in accordance with applicable codes. The parties acknowledge and agree that the Adjacent Office Space is not part of the Subleased Premises and Sublessee covenants and agrees that it has no right to, and shall not, use the Adjacent Office Space during the Sublease Term. In the event that Sublessor demises the Adjacent Office Space, Sublessee agrees to cooperate with Sublessor in order for Sublessor and its agents and contractors to perform the necessary construction and to grant to such parties reasonable access to the Subleased Premises to the extent necessary to perform such construction.

(d) Flammable Permit. Upon receipt of Lessor approval of this Sublease, Sublessee, at its sole cost and expense, shall apply for and diligently pursue until receipt, a flammable permit from the Town of Lexington Fire Department, with limits per classification which Sublessor shall provide. Sublessee shall not be permitted to exceed the stated limits. Sublessee shall supply to Sublessor on an annual basis, commencing on the Commencement Date, an inventory of all chemical classifications and amounts of each, all of which shall be subject to Sublessor’s review and approval, which approval shall not be unreasonably withheld or delayed.

(e) MWRA Permit. Throughout the Sublease Term, Sublessee shall comply with all terms and conditions of Sublessor’s MWRA permit.

4. Monthly Base Rent. Commencing on the Commencement Date, Sublessee shall pay to Sublessor annual base rent (“Base Rent”) of $530,255 payable in monthly installments of $44,187.92, in advance on the first day of each calendar month during the Sublease Term. The first monthly installment of Base Rent for the Subleased Premises shall be delivered to Sublessor by Sublessee upon execution of this Sublease by Sublessee. The Base Rent shall be paid to Sublessor at its offices located at the address set forth in the opening paragraph set forth above, or such other place as Sublessor may designate in writing, in lawful money of the United States of America, without demand, deduction, offset or abatement (except as otherwise provided in the preceding section). All sums due under this Sublease other than Base Rent shall be deemed “Additional Rent”.

5. Operating Costs, Taxes and Utilities.

(a) Sections 4.4, 4.5, 4.6 and 4.7 of the Lease are not incorporated into this Sublease and Sublessee shall have no obligation to pay increases in any costs due under those Sections during the Sublease Term. In addition, Sublessee shall have no obligation to pay for electricity, water or gas consumed in the Subleased Premises payable under the Lease by Sublessor, as tenant under the Lease with respect to the period falling within the Sublease. Notwithstanding the foregoing, Sublessee shall be responsible for providing cleaning and janitorial service to the Subleased Premises at Sublessee’s expense.

(b) Except as otherwise expressly provided in subsection (d) below, Sublessor shall have no responsibility or liability for failure or interruption of any maintenance, repairs or services provided to Sublessee, or for any interruption in utility services to the Subleased Premises, regardless of the cause, nor in any event for any indirect or consequential damages; and failure or omission on the part of Sublessor to furnish any such repairs/maintenance/service/utilities shall not be construed as an eviction of Sublessee, nor render Sublessor liable in damages, nor entitle Sublessee to an abatement of Base Rent or Additional Rent, nor release Sublessee from the obligation to fulfill any of its covenants under this Sublease.

(c) Sublessor shall maintain the base Building HVAC equipment serving the Subleased Premises as of the Commencement Date in good working order and repair such that the Subleased Premises shall be furnished heating and air conditioning through the base Building HVAC equipment twenty-four (24) hours a day, 365 days a year, throughout the Sublease Term. Provided, however, when necessary by reason of accident or emergency, or for repairs, alterations, replacements or improvements which in the reasonable judgment of Sublessor are desirable or necessary to be made, or of difficulty or inability in securing supplies or labor, or of strikes, or of any other cause beyond the reasonable control of Sublessor, whether such other cause be similar or dissimilar to those hereinabove specifically mentioned until said cause has been removed, Sublessor reserves the right to interrupt, curtail, stop or suspend the furnishing of said heating and air conditioning. Sublessor shall exercise reasonable diligence to eliminate the cause of any such interruption, curtailment, stoppage or suspension, but, except as expressly provided in this Sublease, there shall be no diminution or abatement of rent or other compensation due from Sublessor to Sublessee hereunder, nor shall this Sublease be affected or any of the Sublessee’s obligations hereunder reduced, and Sublessor shall have no responsibility or liability for any such interruption, curtailment, stoppage, or suspension.

(d) Sublessee’s Rent Abatement Right. Notwithstanding anything to the contrary in this Sublease contained, if, by reason of the negligence or misconduct of Sublessor or Sublessor’s agents, employees, or contractors, the Subleased Premises, or any portion thereof, shall lack heating and air conditioning through the base Building HVAC equipment so that, for the “Sublessor Service Interruption Cure Period”, as hereinafter defined, the affected portion of the Subleased Premises is rendered untenantable, and if Sublessee ceases to use the affected portion of the Subleased Premises during the entire period of untenantability, then, provided that such untenantability and Sublessor’s inability to cure such condition is not caused by the fault or neglect of Sublessee or Sublessee’s agents, employees or contractors, Sublessee’s obligation to pay Base Rent shall thereafter be abated in proportion to such untenantability until the day such condition is corrected. This shall be Sublessee’s sole remedy at law and in equity. The provisions of this subsection (d) shall not apply in the event of untenantability caused by fire, other casualty, or Taking (see Section 12 below). For the purposes hereof, the “Sublessor Service Interruption Cure Period” shall be defined as five (5) consecutive business days after Sublessor’s receipt of written notice from Sublessee that the Subleased Premises lacks heating and air conditioning through the base Building HVAC equipment and that such condition has caused untenantability in the Subleased Premises (including, where less than all of the Subleased Premises is affected, a description of the portion so affected), except that if the cause of such untenantability or Sublessor’s inability to cure such condition is a cause beyond Sublessor’s reasonable control, the Sublessor Service Interruption Cure Period shall be extended by the period of time that Sublessor is delayed in curing such condition by reason of such cause.

6. Security Deposit. INTENTIONALLY OMITTED.

7. Subordination to Lease.

(a) This Sublease is subject and subordinate to the terms and conditions of the Lease and Sublessor does not purport to convey, and Sublessee does not hereby take, any greater rights in the Subleased Premises than those accorded to or taken by Sublessor as tenant under the Lease. Sublessee shall not cause a default under the Lease or permit Sublessee’s Invitees to cause a default under the Lease. If the Lease terminates before the end of the Sublease Term, Sublessor shall not be liable to Sublessee for any damages arising out of such termination. Pursuant to Section 8.1 (c) of the Lease, Sublessee hereby acknowledges that Lessor has no obligations to Sublessee under the Lease, the Sublease or otherwise.

(b) Except as otherwise specified in this Sublease, all of the terms and conditions of the Lease are incorporated as a part of this Sublease, but all references in the Lease to “Tenant”, “Premises”, “Leasable Square Footage of the Premises”, “Tenant’s Work”, “Lease Term”, “Commencement Date”, “Common Areas”, Permitted Use”, “Tenant’s Parking Allocation”, Base Rent”, “Additional Rent” and “Brokers” shall be deemed to refer, respectively, to Sublessee, Subleased Premises, Leasable Square Footage of the Subleased Premises, Sublessee’s Work, Sublease Term, Commencement Date, Common Areas, Permitted Use, Sublessee’s Parking Allocation, Base Rent, Additional Rent and Brokers, as defined in this Sublease. Capitalized terms used but not defined in this Sublease shall have the meaning ascribed to such terms in the Lease. In the event of a conflict or ambiguity between the provisions of the Lease and the provisions of this Sublease, as between Sublessor and Sublessee the provisions of this Sublease shall govern and control. To the extent incorporated into this Sublease, Sublessee shall perform the obligations of the Sublessor, as tenant under the Lease. Notwithstanding any other provision of this Sublease, Sublessor, as sublandlord under this Sublease, shall have the benefit of all rights, remedies, benefits and limitations of liability enjoyed by Lessor, as the landlord under the Lease, but (i) Sublessor shall have no obligations under this Sublease to perform the obligations of Lessor, as landlord under the Lease, including, without limitation, any obligation to provide services, perform maintenance or repairs, or maintain insurance, and Sublessee shall seek such performance and obtain such services solely from the Lessor; (ii) Sublessor shall not be bound by any representations or warranties of the Lessor under the Lease; (iii) in any instance where the consent of Lessor is required under the terms of the Lease, the consent of Sublessor and Lessor shall be required; and (iv) Sublessor shall not be liable to Sublessee for any failure or delay in Lessor’s performance of its obligations, as landlord under the Lease, nor shall Sublessee be entitled to terminate this Sublease or abate the Base Rent or Additional Rent due hereunder. Upon request of Sublessee, Sublessor shall, at Sublessee’s expense, use commercially reasonable efforts to cooperate with Sublessee in its efforts to cause Lessor to perform its obligations under the Lease, provided, however, if the nature of the breached obligation for which enforcement is sought impacts Sublessor’s ability to operate its business operations at the Premises and Sublessor agrees with Sublessee’s assertion that Lessor has failed to perform its obligations under the Lease, then the cost of the efforts to cause Lessor to perform its obligations under the Lease shall be equitably allocated between Sublessor and Sublessee.

(c) Notwithstanding any contrary provision of this Sublease, the following terms and conditions of the Lease (and all references thereto) are not incorporated as provisions of this Sublease: the following definitions: Base Building Work, Amenities Work, Rights of Extension, BAE, Base Building Plans, Delivery Condition, Effective Date, Extension Term, First Additional Premises, First Expansion Date, Food Service Facility, Initial Term, Landlord’s Restoration Work, Landlord’s Work, Letter of Credit, Original Premises, Partial Completion, Second Additional Premises, Second Expansion Delivery Date, Second Expansion Rent Commencement Date, Substantial Completion, Tenant Improvements Plans, and Tenant’s Restoration Costs; Sections 2.1 through Section 2.5 (b); Section 2.6; Section 2.7 (except that Sublessee will execute a written amendment to the extent required of Sublessor as tenant under Section 2.7); Sections 3.1 and 3.2; Section 3.3 (a); the fourth and fifth sentence of Section 3.3 (b); Section 3.3 (c) and (d); Section 3.4; all of Section 4.1 except the last sentence; Section 4.3; Sections 4.4 through 4.7; Section 4.8; all of Section 5.1 except the first sentence; all references in Section 5.2 to BAE and the Clean Room Operations; Section 6.2; Section 6.6; all reference to “Permitted Alterations” in Section 7.5; Article VIII; the following clause in the first sentence of Section 9.1 (“provided, however, that as a condition to such subordination…so long as no Event of Default exists”); Articles X (except that Sublessee shall have the obligation to restore Sublessee’s Work to the extent Sublessor, as tenant under the Lease, has the obligation to restore Tenant’s Work) and XI; the second and third sentences of Section 12.2 (b); the last sentence of Section 12.5; Sections 12.7, 13.1, 13.8, 13.9 and 13.11; the last two sentences of Section 13.12; the following subsections of Section 14.1: (b)-(i), (q), (s) and (t); Exhibits C, D, E, F, G, H and I; and the Amendments (except to the extent the Amendment amends a particular definition in the Lease) and the modification letter agreement.

(d) Notwithstanding any contrary provision of this Sublease, (i) in any instances where Lessor, as landlord under the Lease, has a certain period of time in which to notify Sublessor, as tenant under the Lease, whether Lessor will or will not take some action, Sublessor, as sublandlord under this Sublease, shall have an additional ten-day period after receiving such notice in which to notify Sublessee, (ii) in any instance where Sublessor, as tenant under the

Lease, has a certain period of time in which to notify Lessor, as landlord under the Lease, whether Sublessor will or will not take some action, Sublessee, as subtenant under this Sublease, must notify Sublessor, as sublandlord under this Sublease, at least five business days before the end of such period, but in no event shall Sublessee have a period of less than five days in which so to notify Sublessor unless the period under the Lease is five days or less, in which case the period under this Sublease shall be one day less than the period provided to Sublessor under the Lease, and (iii) in any instance where a specific grace period is granted to Sublessor, as tenant under the Lease, before Sublessor is considered in default under the Lease, Sublessee, as subtenant under this Sublease, shall be deemed to have a grace period which is ten days less than Sublessor before Sublessee is considered in default under this Sublease, but in no event shall any grace period be reduced to less than five days unless the period under the Lease is five days or less, in which case the period under this Sublease shall be one day less than the period provided to Sublessor under the Lease.

8. Assignments and Subleases. Notwithstanding anything to the contrary in the Lease or this Sublease, any assignment of this Sublease or any sub-sublease of any portion of the Sublease Premises is expressly prohibited. Nothing contained herein shall be deemed to limit or amend the rights of Lessor under Article VIII of the Lease. Any attempt by Sublessee to Transfer the Subleased Premises or the Sublease in violation of this provision shall be void.

9. Insurance. During the Sublease Term, Sublessee shall maintain insurance of such types, in such policies, with such endorsements and coverages, and in such amounts as are set forth in the Lease, including, without limitation, in Section 7.9 of the Lease. All insurance policies shall name Lessor, Sublessor and any other party required by either as additional insureds and shall contain an endorsement that such policies may not be modified or canceled without 30 days prior written notice to Lessor and Sublessor. Sublessee shall obtain a waiver of subrogation for the benefit of Sublessor and Lessor to the extent required of “Tenant” for the benefit of “Landlord” under Section 13.4 of the Lease. Sublessee shall promptly pay all insurance premiums and shall provide Sublessor and Lessor with policies or certificates evidencing such insurance upon Sublessee’s execution of this Sublease and prior to entering the Subleased Premises.

10. Alterations. Notwithstanding any provisions of the Lease incorporated herein to the contrary, Sublessee shall not make any alterations, improvements or installations in the Subleased Premises without in each instance obtaining the prior written consent of both Lessor and Sublessor, which they may grant, withhold or condition in their respective sole discretion. If Sublessor and Lessor consent to any such alterations, improvements or installations, Sublessee shall perform and complete such alterations, improvements and installations at its expenses, in compliance with Legal Requirements and in compliance with Section 7.5 of the Lease and other applicable provisions of the Lease. If Sublessee performs any alterations, improvements or installations without obtaining the prior written consent of both Lessor and Sublessor, Sublessor may remove such alterations, improvements or installations, restore the Subleased Premises and repair any damage arising from such a removal or restoration, and Sublessee shall be liable to Sublessor for all costs and expenses incurred by Sublessor in the performance of such removal, repairs or restoration.

11. Indemnification by Sublessee. Sublessee agrees to protect, defend (with counsel reasonably approved by Sublessor), indemnify and hold Sublessor harmless from and against any and all claims, damages, liabilities, costs and expenses, including reasonable attorneys’ fees, (other than those arising solely from any negligence or willful misconduct of Sublessor, Lessor or its agents or employees in or about Subleased Premises or the Common Areas), arising or resulting from: (i) the conduct or management of or from any work or thing whatsoever done in or about the Subleased Premises during the Sublease Term or any period which Sublessee may occupy the same; (ii) any condition arising, and any injury to or death of persons, damage to property or other event occurring or resulting from an occurrence in or about the Subleased Premises during the term hereof; (iii) any breach or default on the part of Sublessee in the performance of any covenant or agreement on the part of Sublessee to be performed pursuant to the terms of this Sublease; (iv) the use by Sublessee and/or any its employees of the Common Areas; or (v) from any negligent act, omission or willful misconduct on the part of Sublessee or any or its agents, employees, licensees, invitees or assignees. The foregoing shall survive the expiration or early termination of this Sublease.

Indemnification by Sublessor. Sublessor agrees to protect, defend (with counsel reasonably approved by Sublessee), indemnify and hold Sublessee harmless from and against any and all claims, damages, liabilities, costs and expenses, including reasonable attorneys’ fees, (other than those arising solely from any negligence or willful misconduct of Sublessee or its agents or employees in or about Subleased Premises), arising or resulting from the acts or negligent omissions of Sublessor’s employees, agents or contractors in connection with Sublessor’s access to the Subleased Premises under Section 3 (b) above. The foregoing shall survive the expiration or early termination of this Sublease

12. Casualty and Eminent Domain. In the event of any Taking or damage by fire or other casualty to the Subleased Premises thereby rendering the Subleased Premises wholly or in part untenantable, Sublessee shall acquiesce in and be bound by any action taken by or agreement entered into between Lessor and Sublessor with respect thereto subject to a pro-rated reduction in Base Rent where applicable.

13. Default. In the event of a default by Sublessee in the full and timely performance of its obligations under the Sublease, including, without limitation, its obligation to pay Base Rent or Additional Rent, Sublessor shall have all of the rights and remedies available to “Landlord” under the Lease as though Sublessor were “Landlord” and Sublessee were “Tenant”, including without limitation the rights and remedies set forth in Article XII of the Lease. The foregoing shall survive the expiration or early termination of this Sublease.

14. Brokers. Sublessee represents and warrants that it has not dealt with any broker in connection with the consummation of this Sublease other than Cushman and Wakefield, Inc. and Grubb & Ellis. Sublessee shall indemnify and hold harmless Sublessor against any loss, damage, claims or liabilities arising out of the failure of its representation or the breach of its warranty set forth in the previous sentence.

15. Notices. All notices and demands under this Sublease shall be in writing and shall be effective (except for notices to Lessor which shall be given in accordance with Section 13.3 of the Lease) upon the earlier of (i) receipt at the address set forth below by the party being served, or (ii) two days after being sent to address set forth below by United States certified mail, return receipt requested, postage prepaid, or (iii) one day after being sent to address set forth below by a nationally recognized overnight delivery service that provides tracking and proof of receipt. A notice given on behalf of a party hereto by its attorney shall be deemed a notice from such party.

If to Lessor:	As required under the Lease.

If to Sublessor:	At the address set forth in the opening paragraph of this Sublease,
Attention: Karen Valentine, Esq.

With a copy to:	Joseph R. Torpy
Brennan, Dain, Le Ray, Wiest, Torpy & Garner, P.C.
129 South Street
Boston Massachusetts 02111

If to Sublessee:	At the address set forth in the opening paragraph of this Sublease, and after the Sublease Commencement Date, at the Subleased
Premises.

With a copy to:	General Counsel
Cubist Pharmaceuticals, Inc.
65 Hayden Street
Lexington, Massachusetts 02421

Either party may change its address for notices and demands under this Sublease by notice to the other party.

16. Authority. Sublessor and Sublessee each represent and warrant to the other that the individual(s) executing and delivering this Sublease on its behalf is/are duly authorized to do so and that this Sublease is binding on Sublessee and Sublessor in accordance with its terms. Simultaneously with the execution of this Sublease, Sublessee shall deliver evidence of such authority to Sublessor in a form reasonably satisfactory to Sublessor.

17. Condition Precedent. This Sublease, and the rights and obligations of Sublessor and Sublessee under this Sublease (other than those obligations which arise hereunder prior to the Commencement Date), are subject to the condition that Lessor consent to the subleasing of the Subleased Premises to the extent required under the Lease, and this Sublease shall be effective only upon the receipt by Sublessor of such consent. Sublessee agrees to join such consent if so requested by Lessor in the form requested by Lessor. In the event such consent is not received by that date that is thirty (30) days after execution of this Sublease by both parties, Sublessor shall have the right to rescind its execution of this Sublease, and upon exercise of such right, this Sublease shall be void and the installment of Base Rent which are paid on Sublessee’s execution of this Sublease shall be returned to Sublessee. The parties shall each pay one half of all amounts payable to Lessor under the Lease in connection with Lessor’s review and approval of this Sublease.

18.	Holdover/Surrender.

(a) Upon the expiration of the Sublease Term or earlier termination of this Sublease, Sublessee covenants to quit and surrender to Sublessor the Subleased Premises, broom clean, in such order and condition as is required under the Lease at the expiration of the Lease term, and at Sublessee’s expense, to remove all property of Sublessee. Any property not so removed shall be deemed to have been abandoned by Sublessee and may be retained or disposed of at Sublessee’s expense by Sublessor, as Sublessor shall desire. If Sublessee or any of its property remains on the Subleased Premises beyond the expiration or earlier termination of this Sublease, such holding over shall not be deemed to create any tenancy at will, but the Sublessee shall be a tenant at sufferance only and shall pay rent at a daily rate equal to two times the Rent due under the Lease with respect to the entire Premises, even if the Subleased Premises is less than the entire Premises, and other charges due thereunder and shall, in addition, perform and observe all other obligations and conditions to be performed or observed by Sublessee hereunder. In addition, Sublessee shall indemnify and hold harmless Sublessor from and against any and all liability, loss, cost, damage and expenses suffered or incurred by Sublessor arising out of or resulting from any failure on the part of Sublessee to yield up the Subleased Premises when and as required under this Sublease. The foregoing shall survive the expiration or early termination of this Sublease.

(b) Decommissioning. In addition to the foregoing, or before the Sublease Term Expiration Date, or earlier termination of the Sublease, Sublessee shall:

1.	Adhere to all DEP and EPA regulation (which adherence obligation shall apply throughout the Sublease Term) and to deliver to Sublessor the report of a certified industrial hygienist, approved by Sublessor, stating that he or she has examined the Subleased Premises and found no evidence that the Subleased Premises contains Hazardous Materials in violation of Environmental Laws; and

2.	Provide Sublessor a copy of its most current chemical waste removal manifest, and a certification from Sublessee executed by an officer of Sublessee that no Hazardous Materials or other potentially dangerous of harmful chemicals brought onto the Subleased Premises from and after the date that Sublessee first took occupancy of the Subleased Premises, remain in the Subleased Premises; and

3.	If the results of the reports specified above are not reasonably satisfactory to Sublessor’s Chemical Hygiene Officer (CHO), then Sublessee shall be responsible for correcting or, at Sublessor’s election if the Sublease Term has expired, paying the cost of correcting any unsatisfactory condition indicated by Sublessor. This provision shall survive the expiration or earlier termination of the Sublease Term and failure to comply by the Sublease Term Expiration Date shall be deemed a holdover subject to the terms of subsection 18(a) above.

Sublessor has provided Sublessee with copies of the decommissioning reports resulting from Sublessor’s decommissioning of the biosafety cabinets in the laboratory space in the Subleased Premises, which shall assist in establishing a baseline with respect to the condition in which the Subleased Premises must be returned upon surrender.

19. Parking. During the Sublease Term, Sublessee shall be entitled to the non-exclusive use of Sublessee’s Parking Share (as defined below) of the parking spaces available in the Parking Areas, in common with Sublessor, subject to the following terms and conditions:

(a)	Sublessee shall at all times abide by and shall cause each of Sublessee’s employees, agents, customers, visitors, invitees, licensees, contractors, assignees and subtenants (collectively, “Sublessee’s Parties”) to abide by any rules and regulations (“Rules”) for use of the Parking Areas that Sublessor reasonably establishes from time to time, and otherwise agrees to use the Parking Areas in a safe and lawful manner and in accordance with the Sublease and the Lease. Sublessor reserves the right to adopt, modify and enforce the Rules governing the use of the Parking Areas from time to time. Sublessor may refuse to permit any person who violates such Rules to park in the Parking Areas, and any violation of the Rules shall subject the vehicle to removal from the Parking Areas at Sublessee’s expense.

(b)	The parking spaces to which Sublessee has rights hereunder shall be provided on a non-designated “first-come, first-served” basis. Sublessor reserves the right to assign specific spaces, and to reserve spaces for visitors, small cars, disabled persons or for other subtenants or guests, and Sublessee shall not park and shall not allow Sublessee’s Parties to park in any such assigned or reserved spaces. Sublessee acknowledges that the Parking Areas may be temporarily closed entirely or in part in order to make repairs or perform maintenance services, or to alter, modify, re-stripe or renovate the Parking Areas, or if required by casualty, strike, condemnation, Force Majeure, Legal Requirements or other reason beyond Sublessor’s reasonable control.

(c)	Sublessee acknowledges that except to the extent caused by the gross negligence or willful misconduct of Sublessor, to the fullest extent permitted by law, Sublessor shall have no liability for any damage to property or other items located in the Parking Areas (including without limitation, any loss or damage to Sublessee’s automobile or the contents thereof due to theft, vandalism or accident), nor for any personal injuries or death arising out of the use of the Parking Areas by Sublessee or any Sublessee’s Parties. Sublessee agrees to look first to its insurance carrier and to require that Sublessee’s Parties look first to their respective property insurance carriers for payment of any property losses sustained in connection with any use of the Parking Areas. Sublessee hereby waives on behalf of its property insurance carriers all rights of subrogation against Sublessor or Sublessor’s agents with respect to Sublessee-owned vehicles.

(d)	Sublessee’s non-exclusive right to park as described in this Section is exclusive to Sublessee and Sublessee’s permitted assignees and sublessees and shall not pass to any other assignee or sublessee without the express written consent of Sublessor. Such consent is at the reasonable discretion of the Sublessor.

(e)	If Sublessee violates any of the terms and conditions of this Section, the Sublessor shall have the right to remove from the Parking Areas any vehicles hereunder which shall have been involved or shall have been owned or driven by parties involved in causing such violation, without liability therefor whatsoever, but otherwise in accordance with applicable Legal Requirements. In addition, Sublessor shall have the right to cancel Sublessee’s right to use the Parking Areas pursuant to this Section upon ten (10) days’ written notice specifying in reasonable detail the reasons therefor, unless within such ten (10) day period, Sublessee cures such default. Such cancellation right shall be cumulative and in addition to any other rights or remedies available to Sublessor at law or equity, or provided under this Sublease.

(f)	“Sublessee’s Parking Share” shall be equal to 2.38 spaces per 1,000 rentable square feet subleased by Sublessee (i.e., 23 spaces).

20. Signage. Subject to the terms and conditions of the Lease and all Legal Requirements, at its sole cost and expense, Sublessee shall have the right to install signage of its corporate logo at the Animal Dock (as referenced below), on the entrance door to the Subleased Premises and within the Subleased Premises. The specifications of any permitted signage shall be subject to the prior approval of Sublessor, which approval shall not be unreasonably withheld, and of Lessor.

21. Furniture and Lab Equipment. At no additional cost to Sublessee except as expressly set forth in this section below, Sublessee shall have the right to use certain furniture and lab equipment located in the Subleased Premises as more particularly described on Exhibit C attached hereto and incorporated herein (the “Furniture”). Sublessee shall be responsible for the cost of any repair or replacements of the Furniture damaged or destroyed during the Term of the Sublease or otherwise not returned to Sublessor at the end of the Sublease. Sublessee acknowledges and agrees that the Furniture is in good condition and agrees to return the same in such condition at the end of the Term of the Sublease, subject only to reasonable wear and tear. Sublessee shall indemnify, defend and hold harmless Sublessor from all loss, claim, liability, damage or cost arising out of damage to person or property related to the use, condition or repair of the Furniture. Sublessor shall remove any equipment and furniture not described on Exhibit C prior to the Commencement Date.

22. Loading Dock. Sublessee shall have the right to use the loading dock at the Building commonly referred to as the “Animal Dock.” Sublessee shall be responsible to repairing, at its costs, any damage caused to such loading dock by the use of Sublessee.

23. Not an Offer. The submission of an unsigned copy of this Sublease to Sublessee for Sublessee’s consideration does not constitute an offer to sublease the Subleased Premises. This Sublease shall become binding only upon the execution and delivery of this Sublease by Sublessor and Sublessee, subject to “Condition Precedent” Paragraph above.

24. No Offset; Independent Covenants; Waiver. Base Rent and Additional Rent (collectively, “Rent”) shall be paid without notice or demand, and without setoff, counterclaim, defense, abatement, suspension, deferment, reduction or deduction, except as expressly provided herein. Sublessee waives all rights (i) to any abatement, suspension, deferment, reduction or deduction of or from Rent, except to the extent otherwise expressly set forth herein, and (ii) to quit, terminate or surrender this Sublease or the Subleased Premises or any part thereof, except as expressly provided herein. SUBLESSEE HEREBY ACKNOWLEDGES AND AGREES THAT THE OBLIGATIONS OF SUBLESSEE HEREUNDER SHALL BE SEPARATE AND INDEPENDENT COVENANTS AND AGREEMENTS, THAT RENT SHALL CONTINUE TO BE PAYABLE IN ALL EVENTS AND THAT THE OBLIGATIONS OF SUBLESSEE HEREUNDER SHALL CONTINUE UNAFFECTED, UNLESS THE REQUIREMENT TO PAY OR PERFORM THE SAME SHALL HAVE BEEN TERMINATED PURSUANT TO AN EXPRESS PROVISION OF THIS SUBLEASE. SUBLESSOR AND SUBLESSEE EACH ACKNOWLEDGES AND AGREES THAT THE INDEPENDENT NATURE OF THE OBLIGATIONS OF SUBLESSEE HEREUNDER REPRESENTS FAIR, REASONABLE, AND ACCEPTED COMMERCIAL PRACTICE WITH RESPECT TO THE TYPE OF PROPERTY SUBJECT TO THIS SUBLEASE, AND THAT THIS AGREEMENT IS THE PRODUCT OF FREE AND INFORMED NEGOTIATION DURING WHICH BOTH SUBLESSOR AND SUBLESSEE WERE REPRESENTED BY COUNSEL SKILLED IN NEGOTIATING AND DRAFTING COMMERCIAL SUBLEASES IN MASSACHUSETTS, AND THAT THE ACKNOWLEDGEMENTS AND AGREEMENTS CONTAINED HEREIN ARE MADE WITH FULL KNOWLEDGE OF THE HOLDING IN WESSON V. LEONE ENTERPRISES, INC., 437 MASS. 708 (2002). SUCH WAIVER AND ACKNOWLEDGEMENTS BY SUBLEASE ARE A MATERIAL INDUCEMENT TO SUBLESSOR ENTERING INTO THIS SUBLEASE.

25.	ANTI-TERRORISM REPRESENTATIONS

Sublessee represents and warrants to Sublessor that:

(a)	Sublessee is not, and shall not during the Sublease Term become, a person or entity with whom Sublessor is restricted from doing business under the Uniting and Strengthening America by Providing Appropriate Tools Required to Intercept and Obstruct Terrorism Act of 2001, H.R. 3162, Public Law 107-56 (commonly known as the “USA Patriot Act”) and Executive Order Number 13224 on Terrorism Financing, effective September 24, 2001 and regulations promulgated pursuant thereto, including, without limitation, persons and entities named on the Office of Foreign Asset Control Specially Designated Nationals and Blocked Persons List (collectively, “Prohibited Persons”); and

(b)	Sublessee is not currently conducting any business or engaged in any transactions or dealings, or otherwise associated with, any Prohibited Persons in connection with the use or occupancy of the Premises; and

(c)	Sublessee will not in the future during the Sublease Term engage in any transactions or dealings, or be otherwise associated with, any Prohibited Persons in connection with the use or occupancy of the Subleased Premises.

26. CAFETRIA AND FITNESS. For so long as the same exist as part of the Premises, Sublessee and its employees shall have the right to use the cafeteria room and fitness center, provided that (i) no employee of Sublessee may use the fitness center until such employee executes Sublessor’s form of waiver of liability, and (ii) all use of either area shall be subject to such reasonable rules and regulations as Sublessor may enact. Sublessee acknowledges and agrees that Sublessor shall have no obligation to continue the use of such areas through the Sublease Term and that Sublessor may terminate such use for any reason or no reason without liability of Sublessor. To the maximum extent permitted by law, Sublessee waives all claims against Sublessor arising out of the use, maintenance and operation of the cafeteria room and fitness center.

IN WITNESS WHEREOF, Sublessor and Sublessee execute this Sublease as of the date first written above.

CUBIST PHARMACEUTICALS, INC.		ANTIGENICS INC.

By:	/s/ Steven C. Gilman, PhD	By:	/s/ John Cerio
Name: Steven C. Gilman, PhD		Name: John Cerio
Title: CSO/SVP Discovery & Non-Clinical Dev		Title: Vice President Human Resources

Exhibit A

“Lease”

Exhibit B

“Subleased Premises”

&

“Common Areas”

Exhibit C

“Furniture & Lab Equipment”

Exhibit 31.1

Certification Pursuant to Rules 13a-14(a) and 15d-14(a) under the Securities Exchange Act of 1934, as amended

I, Garo H. Armen, certify that:

1.	I have reviewed this Quarterly Report on Form 10-Q of Antigenics Inc.;

2.	Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3.	Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the Registrant as of, and for, the periods presented in this report;

4.	The Registrant’s other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the Registrant and have:

a.	designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the Registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

b.	designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with U.S. generally accepted accounting principles;

c.	evaluated the effectiveness of the Registrant’s disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

d.	disclosed in this report any change in the Registrant’s internal control over financial reporting that occurred during the Registrant’s most recent fiscal quarter (the Registrant’s fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the Registrant’s internal control over financial reporting; and

5.	The Registrant’s other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the Registrant’s auditors and the audit committee of the Registrant’s board of directors (or persons performing the equivalent functions):

a.	all significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the Registrant’s ability to record, process, summarize and report financial information; and

b.	any fraud, whether or not material, that involves management or other employees who have a significant role in the Registrant’s internal control over financial reporting.

Date: August 6, 2010	/s/ Garo H. Armen
Chief Executive Officer

Exhibit 31.2

Certification Pursuant to Rules 13a-14(a) and 15d-14(a) under the Securities Exchange Act of 1934, as amended

I, Shalini Sharp, certify that:

1.	I have reviewed this Quarterly Report on Form 10-Q of Antigenics Inc.;

2.	Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3.	Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the Registrant as of, and for, the periods presented in this report;

4.	The Registrant’s other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the Registrant and have:

a.	designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the Registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

b.	designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with U.S. generally accepted accounting principles;

c.	evaluated the effectiveness of the Registrant’s disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

d.	disclosed in this report any change in the Registrant’s internal control over financial reporting that occurred during the Registrant’s most recent fiscal quarter (the Registrant’s fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the Registrant’s internal control over financial reporting; and

5.	The Registrant’s other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the Registrant’s auditors and the audit committee of the Registrant’s board of directors (or persons performing the equivalent functions):

a.	all significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the Registrant’s ability to record, process, summarize and report financial information; and

b.	any fraud, whether or not material, that involves management or other employees who have a significant role in the Registrant’s internal control over financial reporting.

Date: August 6, 2010	/s/ Shalini Sharp
Chief Financial Officer

Exhibit 32.1

Certification

Pursuant to 18 U.S.C. Section 1350,

As Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

In connection with the Quarterly Report on Form 10-Q of Antigenics Inc. (the “Company”) for the quarterly period ended June 30, 2010 as filed with the Securities and Exchange Commission on the date hereof (the “Report”), each of the undersigned to his/her knowledge hereby certifies, pursuant to 18 U.S.C. Section 1350, that:

(i)	The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(ii)	The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

/S/ GARO H. ARMEN, PH.D.
Garo H. Armen, Ph.D.
Chief Executive Officer

/S/ SHALINI SHARP
Shalini Sharp
Chief Financial Officer

Date: August 6, 2010

A signed original of this written statement required by Section 906 has been provided to Antigenics Inc. and will be retained by Antigenics Inc. and furnished to the Securities and Exchange Commission or its staff upon request.

The foregoing certification is being furnished to the Securities and Exchange Commission as an exhibit to the Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2010 and should not be considered filed as part of the Quarterly Report on Form 10-Q.